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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smiths Group PLC

*CURRENT ADDRESS 765 Finchley Road
London
NW 11 8DS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 04 2005
THOMSON
FINANCIAL

FILE NO. 82- 34872 FISCAL YEAR 7/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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smiths

82-34872





ARS
1-31-04



SMITHS GROUP PLC ANNUAL REVIEW 2004

WWW.SMITHS-GROUP.COM

Front cover:
Top right (Detection):
The ACADA (Automatic Chemical Agent Detection Alarm) detects nerve or blister agents in battle zones

Bottom right (Aerospace):
The Smiths Aerospace Computing and Communications Card is critical to the Boeing 777's new Electrical Load & Maintenance System

Left (Medical):
The Portex Ultra-Perc® tracheostomy kit minimises patient trauma and is convenient for the clinician

Back cover:
Top right (Medical):
The hypodermic Needle-Pro® safety device reduces the risk of needlestick injuries

Top left (Specialty Engineering):
John Crane gas seals have an unmatched ability to operate at high pressures in environments such as offshore oil rigs

Bottom (Specialty Engineering):
Smiths supplies Dyson with a uniquely flexible vacuum hose, which extends to 4.5 metres to cover more ground

smiths





























smiths

PERFORMANCE WHERE IT MATTERS



Enhancing their skills



Arriving at new solutions


Exploring
new
horizons


Partnering
with global
leaders


Protecting
those who
protect us



Helping harness the world's resources


Enabling
others to
fulfil their
tasks



Securing
our world


Enhancing
the quality
of life



Pushing the limits of technology



We are a leading provider of medical products for specialist therapy areas, trusted by healthcare professionals around the globe.

Photograph courtesy of the Chelsea & Westminster Hospital, London UK



We are committed to innovative product development and investment in research for future projects across all of our businesses.

Photograph courtesy of Boeing



We are a world leader in the design and manufacture of marine navigation systems and nautical charts, both paper and digital, for the commercial and defence markets.

Photograph courtesy of Queen Mary 2 / Cunard



We are the leading transatlantic aerospace equipment company counting the world's major builders and operators of military and civil aircraft and engines among our customers.

Photograph courtesy of Rolls-Royce plc



We supply the emergency services with detection equipment that can identify the presence of deadly and hazardous substances.

Photograph courtesy of Getty Images



We are the acknowledged technology leader and the world's largest manufacturer of mechanical seals and related products.

Photograph courtesy of Getty images



We provide integrated solutions in technologies that are critical to pilots including flight management, voice analysis, crew information and mission planning.

Photograph courtesy of Eurofighter



We provide technologically advanced security solutions to detect and identify explosives, chemical and biological agents, weapons and contraband at airports, ports and borders.

Photograph courtesy of Stansted airport, UK



We enhance the lives of millions of patients by building a channel of new products that help overcome the effects of illness.



We enable our customers to achieve the ultimate system performance on Mars, in space, beneath the waves and in our everyday lives.

Photograph courtesy of NASA/JPL

WWW.SMITHS-GROUP.COM

THE FOCUS OF THE YEAR WAS A REDOUBLED DRIVE TO DEVELOP AND ACQUIRE TECHNOLOGIES THAT MAKE A DIFFERENCE, WHILE CONTINUOUSLY STRIVING FOR GREATER EFFICIENCY IN ALL BUSINESS AREAS


ONE
PHILOSOPHY

AT SMITHS ALL OF OUR BUSINESSES SHARE ONE PHILOSOPHY: TO DEPLOY INNOVATIVE TECHNOLOGY IN WAYS THAT BOTH ADVANCE OUR CUSTOMERS' CAPABILITIES AND PROVIDE THEM WITH ECONOMIC ADVANTAGES

4.0% INCREASE IN DIVIDEND TO 27p, REFLECTING OUR INCREASING OPTIMISM

27p

99%

99% OF OUR MAJOR MANUFACTURING BUSINESSES ARE CERTIFIED TO ENVIRONMENT STANDARD ISO 14001

2004

MANAGEMENT TOOK STEPS TO ACCELERATE GROWTH THROUGH INCREASING INVESTMENT IN ADVANCED TECHNOLOGIES

CONTENTS

DETECTION

- Making a significant impact on the fast-changing market for equipment to detect weapons, explosives, contraband or other harmful substances such as chemical or biological agents.
- Acquiring and developing a range of technologies to meet both current and future threats.
- Leading the world with a unique combination of technologies in trace detection, x-ray imaging, infrared, terahertz and miniature sensors.

MEDICAL

- Major supplier of devices used during critical and intensive care, post-operative care during recovery, and a series of high-end home infusion therapies.
- Focusing on developing technologies that offer both clinical and economic advantages to healthcare providers.
- Concentrating on areas where Smiths has a competitive edge and where there are exceptional opportunities for growth.

AEROSPACE

- First-tier supplier of integrated systems to the prime aircraft manufacturers and engine builders.
- Specialising in the design and manufacture of high value, affordable solutions for military and civil applications.
- Focusing on applying technologies to enhance the capabilities of aircraft, while reducing the cost of construction, maintenance and operation.

SPECIALTY ENGINEERING

- Deploying specialist manufacturing skills and intellectual property to create unique and critical components for a diverse range of industries.
- Targeting expanding niche markets worldwide.
- Driving for increased profits through better products, service and efficiency.

GROUP TOTAL SALES BY MARKET £M





DETECTION	317
MEDICAL	487
AEROSPACE	1,336
SPECIALTY ENGINEERING	868



GROUP TOTAL SALES BY ORIGIN £M





UNITED KINGDOM	785
NORTH AMERICA	1,473
EUROPE	472
OTHER OVERSEAS	189

Note this exceeds total due to inter-company transactions





GROUP PROFIT BY MARKET £M





DETECTION	53
MEDICAL	92
AEROSPACE	100
SPECIALTY ENGINEERING	113



GROUP PROFIT BY ORIGIN £M



UNITED KINGDOM	46
NORTH AMERICA	221
EUROPE	69
OTHER OVERSEAS	24

SUMMARY PERFORMANCE 2004

CONTINUING ACTIVITIES
excluding goodwill amortisation and exceptional items

	2004		2003	
	Sales £m	Profits £m	Sales £m	Profits £m
Aerospace	**1,006**	**100**	998	105
Detection	**317**	**55**	273	71
Medical	**487**	**92**	486	88
Specialty Engineering	**868**	**113**	872	108
Total sales	**2,678**		2,629	
Operating profit*		**360**		372
Interest		**(13)**		(21)
Pensions financing		**3**		(2)
Pre-tax profit*		**350**		349
EPS*		**45.9p**		45.6p

DISCONTINUED ACTIVITIES
excluding goodwill amortisation and exceptional items

	2004		2003	
	Sales £m	Profits £m	Sales £m	Profits £m
Total sales	**55**		427	
Operating profit*		**2**		52
Interest		**(2)**		(17)
Pre-tax profit*				35
EPS*				4.5p

CONTINUING AND DISCONTINUED ACTIVITIES

	2004		2003	
	Sales £m	Profits £m	Sales £m	Profits £m
Total sales	**2,733**		3,056	
Operating profit*		**362**		424
Amortisation of goodwill		**(39)**		(44)
Exceptional items		**(11)**		(123)
Interest		**(15)**		(38)
Pensions financing		**3**		(2)
Pre-tax profit		**300**		217
EPS		**38.0p**		20.0p

*before goodwill amortisation and exceptional items



KEITH ORRELL-JONES
FORMER CHAIRMAN
(Retired 21 September 2004)



AS SMITHS ENTERS A NEW PHASE OF GROWTH, GENERATED BY ITS ADVANCED TECHNOLOGIES AND WORLD-LEADING MARKET POSITIONS, I LOOK FORWARD TO HELPING THE MANAGEMENT ACHIEVE FULL POTENTIAL
DONALD BRYDON
CHAIRMAN (from 21 September 2004)

IN A RELATIVELY STABLE ECONOMIC ENVIRONMENT, SMITHS DELIVERED PRE-TAX PROFITS FROM CONTINUING ACTIVITIES IN LINE WITH LAST YEAR (BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS). AS THE CHIEF EXECUTIVE REPORTS IN HIS REVIEW, THE GROUP ACHIEVED SIGNIFICANT UNDERLYING GROWTH, WITH SALES IMPROVEMENTS IN THREE OF THE FOUR DIVISIONS. TRADING WAS FAR STRONGER IN THE SECOND HALF OF THE YEAR.

In Aerospace, sales growth was achieved in spite of continued low volumes of civil aircraft construction. Medical had a successful year due to new product launches, while Specialty Engineering benefited from increased demand for high technology components. In Detection, incorporating the Heimann x-ray business for a full year benefited sales, but operating profit did not match the previous year, which was boosted by a large one-off order.

At constant exchange rates, operating profit on continuing activities improved, illustrating the competitiveness of our safety critical products. Operating profit on continuing activities is the most telling indicator of our trading progress from one year to the next. However, allowing for the adverse impact of dollar weakness, and the benefit of the one-off order for detection equipment in 2003, operating profit on continuing activities decreased by 3% in 2004 to £360m, as is explained more fully later in this Review.

I shall first comment, however, on the consolidated results of Smiths Group plc, which include the discontinued activities, principally the Polymer Sealing Solutions business. On sales of £2,733m, including £55m from the discontinued activities, the Company earned profits before tax of £300m, representing earnings per share of 38.0p, compared with 20.0p last year. Pre-tax profits from the continuing operations (before goodwill amortisation and exceptional items) were £350m representing earnings per share of 45.9p, compared to 45.6p last year.

As a result of our increasing optimism, the Board is recommending that the dividend for the full year be increased by 4% to 27p. This means the final dividend is raised to 18.25p.

In preparation for the new Code on Corporate Governance, we have published a report describing corporate governance activity. Although the new Code does not apply to Smiths until the year ending 31 July 2005, the Company currently complies with all the provisions of the new Code with the exception that the Chairman is a member of the Remuneration Committee.

We recruited additional non-executive directors to improve the balance of the Board. Donald Brydon, David Challen, Peter Jackson and Lord Robertson of Port Ellen were all appointed during the year. They have wide-ranging experience, ensuring that they can constructively challenge management on both strategy and performance. I would like to thank Sir Colin Chandler, who will be retiring at the Annual General Meeting, for his notable contribution over the past four years as non-executive Deputy Chairman. Also, on behalf of the Board, I congratulate Sir Julian Horn-Smith who was knighted and John Ferrie who was awarded the CBE in the Queen's Birthday Honours List.

On 21 September 2004, I retired as Chairman and am succeeded by Donald Brydon. Donald's excellent leadership qualities, developed in business and the City, will help Smiths through its next phase of growth.

I am pleased that Keith Butler-Wheelhouse agreed to continue in his post as Chief Executive for an additional two years, deferring his retirement until March 2008. This will allow Keith to oversee succession to the posts of the other executive directors, four of whom are due to retire by mid-2007.

We have been working hard to give environment, health and safety issues a high priority. Initiatives to reduce waste to landfill and accident rates have been particularly successful. Some 99% of our major manufacturing businesses (excluding new acquisitions) are now certified to the international environmental management standard, ISO 14001. Additionally, the Board approved a new Code of Corporate Responsibility and Business Ethics, which is currently being introduced across our businesses.

Over my six years as Chairman, Smiths has doubled in size and has consolidated its position towards the middle of the FTSE 100 as Britain's leading specialist engineering company. The Company has been through a difficult transition period, but is now embarking on a new phase of growth. I would like to express the thanks of the Board to our employees, who have made this possible.

KEITH ORRELL-JONES
FORMER CHAIRMAN



KEITH BUTLER-WHEELHOUSE
CHIEF EXECUTIVE

Keith Butler-Wheelhouse (right) greets Donald Brydon, Chairman, on his appointment to the Board in May 2004

THE MOMENTUM BUILT BY SECOND-HALF 2004 PERFORMANCE WILL CARRY THROUGH TO INCREASED SALES AND PROFIT IN 2005

OUR PRIORITY DURING THE PAST YEAR HAS BEEN TO IMPROVE SMITHS' GROWTH POTENTIAL, WHILE INCREASING EFFICIENCY. I AM PLEASED TO REPORT CONSIDERABLE PROGRESS. SEVERAL GROWTH IMPROVING ACQUISITIONS HAVE BEEN MADE, DEVELOPMENT OF NEW TECHNOLOGIES CONTINUES TO INCREASE AND COSTS ARE BEING REDUCED THROUGH RESTRUCTURING.

While it is too early for the full benefits to be seen in our performance, the impact of similar actions taken in previous years, alongside recovering economic activity, is becoming evident. Comparing sales on an underlying basis is an appropriate way to measure progress because it strips out the impact of currency fluctuations, acquisitions and disposals. On an underlying basis, three of the four divisions increased sales during the financial year to 31 July 2004. During the second half of the year, Group performance was particularly strong.

The programme to achieve Smiths' full potential that I initially referred to in last year's Annual Review intensified in 2004. Selective acquisitions, combined with increased research and development spending, are building a range of advanced technologies. Restructuring is transforming autonomous businesses into integrated, larger scale operations.

All credit must go to the management team, and I am pleased that John Langston, formerly group managing director Detection, agreed to succeed Einar Lindh as group managing director Specialty Engineering effective from 1 August 2004. Stephen Phipson, managing director of Smiths Interconnect, the high technology communications arm of Specialty Engineering, succeeded John Langston as group managing director Detection.

For the year ended 31 July 2004, sales from continuing activities increased by 2% to £2,678m. Operating profit before exceptional items and amortisation of goodwill was 3% lower than last year at £360m, reflecting a £20m adverse currency translation effect this year from the weaker dollar and the benefit in 2003 of a large order for detection equipment. Pre-tax profit was in line with 2003 at £350m, following a reduction in interest costs. Earnings per share on the same basis of 45.9p were also in line with last year. Reflecting the critical and innovative nature of our products, and tight control over costs, the operating profit margin remained high at 13%.

The Group maintained its record for converting the majority of its profit into cash. Some 91% of operating profit was converted into cash, after net capital expenditure. Free cash-flow, after interest, tax and restructuring costs, was 45.5p per share. Year-end net debt of £273m was lower than 2003, as a consequence of strong operating cash-flow, and proceeds from the disposal of the Polymer business, less the £215m acquisition spend.

We continue to invest heavily in developing new technologies. Company funded research and development increased to 5% of sales. Technology leadership is generating important sales wins across the divisions, such as the high profile win of the Common Core Computing System for the new Boeing 7E7, the continued success of the Cozmo™ diabetic pump as it launches into new territories, and sales of the Sentinel II and EDtS detection equipment to airports and other customers worldwide.

A series of acquisitions has filled gaps in our range of technologies. It is anticipated that all these acquisitions will achieve our target rate of return on capital and enhance earnings within a relatively short period of time.

Key to Smiths' push for greater operational efficiency is a restructuring programme. This is improving the competitiveness of Aerospace, reorganising distribution and manufacturing in Medical, and completing Detection's integration of Heimann and the trace detection activities. The programme will be spread over 2004 and 2005. There will be a partial benefit to performance in 2005, and expected annual savings of £25m from 2006. Exceptional items of £11m reflect the net impact of the restructuring and property and business disposals.

Across all divisions, we are seeking to become still more competitive while maintaining Smiths' customary financial discipline.

DETECTION

MANAGING DIRECTOR
STEPHEN PHIPSON

SMITHS DETECTION HAS THE BROADEST RANGE OF TECHNOLOGIES AND WIDEST MARKET ACCESS OF ANY COMPANY IN ITS FAST-EVOLVING MARKET, GIVING IT A KEEN COMPETITIVE EDGE. SIGNIFICANT INVESTMENT CONTINUES TO EXPAND SMITHS DETECTION TECHNOLOGIES FOR EQUIPMENT TO DETECT AND IDENTIFY WEAPONS OF MASS DESTRUCTION, EXPLOSIVES, CONTRABAND, DEADLY SUBSTANCES AND ILLEGAL ITEMS. MARKETS SERVED ARE GROWING RAPIDLY IN TERMS OF BOTH GEOGRAPHY AND APPLICATIONS.

Demand for detection equipment broadened out during the year, with the military, critical infrastructures, ports and border controls, and event organisers increasingly balancing airports as sources of growth. While the race to meet an urgent deadline for US airport security provided an exceptional fillip to industry sales in the previous financial year, the basic growth trend remains positive, with industry-wide sales of new equipment expected to expand at a double digit rate annually.

Smiths Detection increased reported sales by 16% to £317m due largely to the inclusion of Heimann, the world leader in x-ray detection, for a full 12 months rather than just eight months in the previous year. Reported operating profit* fell by 21% to £55m, suffering from a relatively poor first half in comparison to 2003, which benefited from a one-off requirement to supply more than 3,000 Ionscan trace detection units.

Trading picked up in the second half, partly due to a number of Transport Security Administration (TSA) contracts, including a joint contract with The Boeing Company for the service and maintenance of Smiths' equipment at airports in North America. Further growth in service revenues is being targeted in the future. The TSA also selected Smiths to participate in three pilot programmes to screen rail passengers and their baggage for explosives.

A contract for anthrax detection at US mail sorting offices started to generate revenue in the second half. Detection has a highly competitive mail screening product, having developed a new and unique system that can detect biological and toxin agents.

Outside the United States, we are proud that the Greek Government selected Smiths Detection equipment for the critical task of security screening at the Athens Olympics, ordering more than 260 x-ray systems and 200 chemical agent detectors. Providing additional security support, we received an order to supply all international and regional airports in Greece with x-ray baggage inspection systems.




SALES BY ACTIVITY
X-RAY 70%
TRACE 30%

ACQUISITIONS AND PRODUCT DEVELOPMENT HAVE REINFORCED SMITHS DETECTION'S COMPETITIVE ADVANTAGE IN AN INDUSTRY WHERE SALES OF NEW EQUIPMENT ARE EXPANDING AT A DOUBLE DIGIT RATE ANNUALLY

+40%

GROWTH IN RESEARCH AND DEVELOPMENT SPENDING

1



SMITHS HAS THE WIDEST RANGE OF DETECTION TECHNOLOGIES, INCORPORATING BOTH X-RAY AND TRACE TECHNOLOGIES



2



3

1 Bio-Seeq Mail Sentry is a unique mail screening system that can detect biological and toxin agents

2 The Greek Government selected Smiths to provide security systems for the Athens Olympics

3 Ionscan Document Scanner is making transportation systems safer by screening driving licences and travel documents for traces of explosives

Cargo inspection equipment is in increasing demand, required as much to detect contraband as for preventing terrorism. Customs authorities in Israel, Japan, Latvia, New Zealand and Russia, as well as the port of Marseilles in France, ordered systems in the year. The Chinese Aviation Authority ordered x-ray systems to inspect baggage and freight, while both Frankfurt and Hamburg airports placed substantial orders for checked-baggage inspection systems.

In military markets, the UK Ministry of Defence and US Department of Defense placed large orders for chemical agent detectors. An emerging market for equipment is the 'First Responders', the emergency services who need to know the nature of the threat they are dealing with when attending an incident.

INVESTING IN TECHNOLOGY

Smiths Detection continues to invest in acquiring and developing the technologies required to reinforce our market leadership. Acquisitions have expanded our range of technologies, while internal research and development is aimed primarily at introducing further improvements to our existing systems through, for example, integrating trace and x-ray technologies within a single device.

The acquisitions of SensIR Technologies and Cyrano Sciences, Inc. have respectively added infrared-based analysers and miniature chemical vapour identification sensors to our product range. An agreement was signed with TeraView, a technology and product development company, to co-develop a next-generation, hand-held security wand that identifies metallic and non-metallic weapons, as well as explosives. Internal research and development is accelerating, with spending up by over 40% year on year.

Smiths Detection is now a powerful international brand, following its establishment as a stand-alone division with a single global management structure on 1 August 2003. The four businesses from which it was formed have been integrated, key growth markets have been identified and a strong development strategy has been mapped out.

DETECTION	2004 £m	2003 £m
Sales	317	273
Profit*	55	71

Employees: **1,800**

*before goodwill amortisation and exceptional items


smiths

Smiths Detection has launched an improved version of its Sentinel walk-through explosives detector to meet growing demand



MEDICAL

MANAGING DIRECTOR
LAWRENCE KINET

SMITHS MEDICAL IS A HIGH-MARGIN SPECIALIST MEDICAL DEVICE BUSINESS. PRODUCT DEVELOPMENT CONCENTRATES ON ENHANCING PATIENT CARE AND IMPROVING THE PRODUCTIVITY OF HEALTHCARE DELIVERY. FOCUSED RESEARCH AND DEVELOPMENT SPENDING IS CREATING A GROWING PIPELINE OF NEW PRODUCTS, WHILE REORGANISATION OF GLOBAL MANUFACTURING AND SUPPLY CHAIN OPERATIONS IS FOSTERING GREATER EFFICIENCY.

The Medical division performed well during the year, at constant currency expanding sales in line with an industry that is on a long-term growth trend. This is being driven by the increasing demand of ageing populations in the developed world for healthcare, as well as the progress of technology, which allows this demand to be met.

At a constant exchange rate, sales grew by 5%, while operating profit* rose by 12%. Sales benefited from contributions across the Medication Delivery & Patient Monitoring, and Anaesthesia & Safety Devices business units in the United States. Operating profit gained from efficiency improvements in manufacturing and purchasing. Smiths Medical generates nearly three-quarters of its revenue in the United States, the world's largest medical devices market. As a result of dollar weakness reported sales were flat at £487m, while operating profit* grew by 4% to £92m. Margins rose to 19%.

Two product ranges in particular generated substantial growth. The Cozmo™ glucose pump for diabetics, which was developed internally, is achieving good market penetration in the United States and has recently been introduced into Canada, France and Australia. More than 11,500 patients now use the Cozmo™, which frees Type 1 Diabetes sufferers from the regimen of multiple daily injections. Our comprehensive range of needle protection safety devices enables US hospitals to move towards compliance with legislation committing them to protect healthcare staff from accidental needlestick injuries.

The division invested substantially in new technology during the year. The acquisition of DHD Healthcare in July complements our airway products with a high-growth range of respiratory devices. DHD has a strong record in product development and a promising new product programme.

In addition, we established a technology review council to channel research and development spending to the most attractive opportunities. Forthcoming launches include an advanced version of the fully integrated CozMonitor insulin pump and blood sugar monitor, a next generation ambulatory pump, and silicone airway tubes that minimise infection.



SALES BY ACTIVITY
ANAESTHESIA 60%
MEDICATION DELIVERY 40%

SUBSTANTIAL INVESTMENTS IN NEW TECHNOLOGIES AND THE TRANSITION TO A LARGER SCALE, INTEGRATED OPERATION, ARE INCREASING SMITHS MEDICAL'S POTENTIAL IN A LONG-TERM GROWTH INDUSTRY

+12%

RISE IN OPERATING PROFIT AT CONSTANT EXCHANGE RATES

1



A NEW TECHNOLOGY REVIEW COUNCIL IS CHANNELLING RESEARCH AND DEVELOPMENT SPENDING TO THE MOST ATTRACTIVE OPPORTUNITIES



2



3

1 / 2 Advanced technology facilities at Hythe in the United Kingdom manufacture single-use medical devices

3 CozMonitor is the first ever 'all-in-one' blood glucose monitor and insulin pump, offering users a more flexible lifestyle

A FOCUSED GLOBAL ORGANISATION

Following an international reorganisation during the year, Smiths Medical now has greater potential for profitable growth. It is a global organisation with five business units. Four business units focus on specific products and markets, while the fifth concentrates on operations. This reorganisation is intended to improve the effectiveness of sales and marketing and increase the efficiency of manufacturing and supply chain activities. To this end, distribution and manufacturing operations are being restructured for which an exceptional charge of £13m was incurred in the year. All five business units have increased focus on customers as the prime objective.

In the United States, the Anaesthesia & Safety Devices business unit is responsible for pain management, needle safety and temperature management devices and equipment, while Medication Delivery & Patient Monitoring covers infusion products, such as ambulatory pumps, vascular access devices and patient monitoring. Smiths Medical International is responsible for markets outside the United States and Japan. Smiths Medical Japan handles sales and marketing of all products in its home market.

In order to maximise the impact of our US sales force, sales teams are organised around product groups and concentrate on particular hospitals and buying organisations. This increases cross-selling opportunities as we are able to offer a wide range of products at each meeting.

The global operations business unit has centralised control of production in order to safeguard quality and improve efficiency. The majority of volume production now takes place at our manufacturing facility in Tijuana, Mexico, while a number of components have been outsourced to the Far East.

As a first step towards advancing the performance of Smiths Medical Japan, the minority interest was acquired. This has allowed us to introduce new management, with a view to accelerating sales growth and concentrating on high-margin Smiths Medical devices rather than third party products. Japan is the world's second largest market for medical devices and has great potential.

MEDICAL	2004 £m	2003 £m
Sales	487	486
Profit*	92	88

Employees: 5,500

*before goodwill amortisation and exceptional items



Bivona Nu-Trake® is a complete cricothyrotomy kit for fast and safe emergency airway access

AEROSPACE

MANAGING DIRECTOR
JOHN FERRIE, CBE

AS A LEADING FIRST-TIER SUPPLIER OF INTEGRATED SYSTEMS TO THE PRIME AIRCRAFT MANUFACTURERS, SMITHS AEROSPACE DESIGNS AND MANUFACTURES INNOVATIVE DIGITAL, ELECTRICAL AND MECHANICAL SYSTEMS FOR MILITARY AND CIVIL AIRCRAFT. ADDITIONALLY, IT SUPPLIES COMPLEX, HIGH-VALUE COMPONENTS TO THE PRINCIPAL ENGINE MANUFACTURERS. SMITHS IS ONE OF THE PRE-EMINENT PROVIDERS OF CRITICAL SYSTEMS AND COMPONENTS IN THE AEROSPACE INDUSTRY'S GLOBAL SUPPLY CHAIN.

For the aerospace industry, the last 12 months continued to be demanding. Orders of new commercial aircraft remained low, although there are firm indications that volumes of new aircraft orders and spares will begin to recover in 2005 as passenger numbers increase once more. As has been the case throughout the civil aerospace recession, stable growth in military sales partly compensated for this lack of activity.

In spite of the tough business environment, the Aerospace division made steady underlying progress. At a constant exchange rate, sales improved 7% and operating profit* rose by 2%. Dollar weakness resulted in reported sales 1% ahead at £1,006m, and – despite strenuous cost reduction efforts – operating profit* behind at 5% to £100m. Research and development spending continued to increase – up £6m – in order to enhance the division's potential for growth.

In civil aerospace, The Boeing Company selected Smiths to supply three major systems for the 7E7 Dreamliner, its new generation of commercial aircraft. This confirms Smiths' position as a first-tier systems integrator and key supply chain partner of Boeing, as well as reflecting the strength of our technology. Boeing awarded Smiths the contract for the highly advanced Common Core Computing System, which acts as the plane's central nervous system, hosting the avionics and utilities functions. In addition, Smiths was chosen to supply the landing gear and high lift actuation systems. In total, the revenue from these products is expected to approach US$3bn over their lifetime.

Airbus has selected Smiths to supply a key system for the other major new commercial aircraft, the A380. It will be the world's largest passenger jet and is scheduled to begin test flights early in 2005, before entering service in 2006. The landing gear extension and retraction system contract includes both the mechanical engineering and electronic control. Smiths delivered the landing gear flight test hardware to Airbus France in July.


SALES BY ACTIVITY
CIVIL AEROSPACE 40%
DEFENCE 60%

1


BOEING

2



RESEARCH AND DEVELOPMENT SPENDING CONTINUED TO INCREASE IN ORDER TO ENHANCE THE DIVISION'S POTENTIAL FOR PROFITABLE GROWTH

HIGH PROFILE CONTRACT WINS DURING 2004 DEMONSTRATED SMITHS AEROSPACE'S STRONG POSITION AS A PRE-EMINENT PROVIDER OF SYSTEMS IN THE GLOBAL AEROSPACE SUPPLY CHAIN

+7%

RISE IN SALES AT CONSTANT EXCHANGE RATES



3

1 Smiths will supply three key systems for the new Boeing 7E7 Dreamliner

2 The Smiths Aerospace facility in Manchester, Connecticut manufactures the tail cone for the Rolls-Royce A3007 engine

3 The new facility in Suzhou, Jiang Su province, China manufactures engine components for the civil aerospace market

Smiths also won a number of high profile military contracts. Illustrating the competitiveness of Smiths' digital systems, Aerospace will supply both the Flight Management and Stores Management systems for the US Navy's Multi-mission Maritime Aircraft (MMA), as part of the Boeing-led industry consortium that won the contract to build the aircraft. A number of contracts were secured for systems on the Northrop Grumman Joint Unmanned Combat Air System (J-UCAS), including the crucial vehicle management computers, establishing Smiths as a leading first-tier supplier of systems for the fast-growing market in unmanned air vehicles.

STRATEGIC INITIATIVES

The division continues to seek acquisitions that will enhance profitable growth. In May, the business of specialist US aero-engine component manufacturer, Dynamic Gunver Technologies (DGT) was acquired. DGT complements Smiths Aerospace capabilities in complex fabrications and provides a low cost manufacturing plant in Poland.

As the prime aircraft manufacturers drive their suppliers to reduce their costs, so Aerospace is taking action in response. Across the division, we continue to embrace lean manufacturing and are consolidating manufacturing facilities. Also included are two major projects to move administrative tasks into shared service centres. Exceptional restructuring costs of £15m have been charged in the year. As part of this efficiency drive, we are evaluating our supply chain, with the aim of forming strategic partnerships with a smaller number of key suppliers.

In April, the division opened a purpose-built 130,000 sq ft aerospace components manufacturing facility in Suzhou, Jiang Su province, China. The facility will initially manufacture precision-machined aircraft engine components for the civil marketplace, followed by sheet metal and composite airframe components later this year.

From a marketing perspective, Aerospace is striving to achieve its full potential, continuously refining the alignment of the product portfolio with all its global customer requirements.

AEROSPACE	2004 £m	2003 £m
Sales	**1,006**	998
Profit*	**100**	105

Employees: **9,650**

*before goodwill amortisation and exceptional items



Airbus has selected Smiths to supply the landing gear actuation system for its new A380 commercial aircraft

SPECIALTY ENGINEERING

MANAGING DIRECTOR
JOHN LANGSTON

SMITHS SPECIALTY ENGINEERING DESIGNS AND MANUFACTURES CRITICAL COMPONENTS FOR A WIDE RANGE OF INDUSTRIES, INCLUDING THE ENERGY, TELECOMMUNICATIONS, DEFENCE, SPACE AND MARINE SECTORS. THE DIVISION ACHIEVES PROFITABLE GROWTH THROUGH TARGETING EXPANDING NICHE AREAS, MAINTAINING THE HIGHEST QUALITY STANDARDS, AND CONTINUALLY INTRODUCING GREATER EFFICIENCIES IN OUR FACILITIES.

The division achieved robust growth. The Smiths Interconnect business, which manufactures application specific components and sub-systems for connecting, protecting and controlling critical electronic systems, drove the division's expansion, benefiting from a recovery in high technology spending. Across the rest of the division – which also comprises the John Crane, Flex-Tek and Marine Systems businesses – conditions were positive, with steady demand from both consumers and construction, although investment in the oil and gas industry was erratic.

At a constant exchange rate, sales rose by 4% and operating profit* by 11%. Strong growth in high margin businesses, and reduced cost following consolidation of manufacturing facilities, aided profit.

The division's sales were flat on a reported basis for the year at £868m, while operating profit* grew by 5% to £113m. More than 100% of profit was converted into cash.

Smiths Interconnect experienced a substantial recovery in sales and profits. This was due to a combination of new product applications and improved market conditions across the defence, telecommunications and industrial sectors. As the mobile telecommunications industry prepared for third generation telephony, the infrastructure build-out drove demand for a variety of our specialist products. In China, our Shanghai facility, opened in 2003 to service the local wireless communications market, is already contributing to profits. Recent innovations in areas such as microwave components, lightning strike protection and microwave cable assembly strengthened our market position. Manufacturing efficiencies following relocation to low-cost economies in previous years fed through to profits.

In May, we acquired TRAK Communications, a leader in the design and manufacture of microwave sub-systems, antennas and related components, to broaden our offering of microwave components. This is a rapidly growing sector, with microwave technology used in a wide range of applications from mobile telecommunications to defence, homeland security and unmanned aircraft.



SALES BY ACTIVITY	
FLEX-TEK/MARINE	30%
JOHN CRANE	50%
INTERCONNECT	20%

IMPROVED SALES AND MARKETING, INCLUDING THE BROADENING OF BOTH CUSTOMER BASE AND GEOGRAPHIC BOUNDARIES, IS HELPING TO ACHIEVE THE DIVISION'S FULL POTENTIAL

+11%

RISE IN OPERATING PROFIT AT CONSTANT EXCHANGE RATES

STRONG PROFIT GROWTH DURING 2004 DEMONSTRATES THE QUALITY AND COMPETITIVENESS OF OUR PRODUCTS, AS WELL AS ONGOING ACHIEVEMENTS IN MAKING FACILITIES MORE EFFICIENT

1





2



3

1 Smiths Interconnect technology enables the US Army Shadow 200 Tactical Unmanned Airborne Vehicle to communicate with its Ground Data Terminal

2 Smiths supplies Dyson with a uniquely flexible vacuum hose, which extends to 4.5 metres to cover more ground

3 Kelvin Hughes supplies integrated bridge systems to vessels of all sizes from super-yachts to the Queen Mary 2

John Crane, which is a leading provider of mechanised seals for rotating equipment used in process plants such as oil and gas, had a flat year due to low levels of capital spending in Europe and delayed investment in the oil fields of the Middle East. There was an improvement in sales in Latin America, particularly as the Venezuelan oil industry recovered from the two-month strike of the previous financial year. John Crane's joint venture to service Gazprom in Russia is now well established.

Flex-Tek makes innovative, high performance ducting and hosing for a wide range of aerospace, heating and ventilation, industrial and international domestic equipment customers. We made significant operational improvements, including the purchase of a Mexican plant and the further consolidation of facilities in North America. Flex-Tek now includes Tubular Systems, which was previously within the Aerospace division and primarily supplies flexible and rigid hose to aircraft engine manufacturers. In addition, Tubular Systems manufactures and markets the highly successful and rapidly growing 'Gastite®' range of flexible hose and fittings in North America.

Marine Systems, the marine electronics and charts business, has a strong underlying order book. It is supplying several state-of-the-art integrated bridge systems, one of which was fitted to the Queen Mary 2 cruise liner, the world's largest passenger ship, launched in January 2004.

DRIVING POTENTIAL

Across various parts of the division, we have taken action to achieve our full potential through improved sales and marketing, and by broadening both our customer base and our geographic boundaries. Particular success has been achieved in selling telecommunications components into defence applications, and we plan to bring special connectors to the European medical equipment market, just as we have done in North America.

SPECIALTY ENGINEERING	2004 £m	2003 £m
Sales	**868**	872
Profit*	**113**	108

Employees: **10,250**

*before goodwill amortisation and exceptional items


MONGOLIA
Talimu
Urumuqi
Hami
Lunnan
Kuric
Shanshan
Yumen
Linze
Beijing
NORTH KOREA
SOUTH KOREA
Shijiazhuang
Yinchuan
Jingbian
Jinan
Xining
Zhongning
Lanzhou
Yan'an
Zhengzhou
Xuzhou
CHINA
Nanjing
Hefei
Shanghai
Lhasa
Chengdu
Wuhan
Hangzhou
Chongqing
Changsha
NEPAL
BHUTAN
INDIA

John Crane gas seals are being fitted on China's West-East Gas Pipeline, a prestigious infrastructure project

★ REGION BASE & MAINTENANCE CENTRE

GROUP PROSPECTS

Looking forward, Smiths' business environment appears more stable than for several years. Recent trading has had to contend with the aftermath to the 1990s technology boom, the tragedy of 9/11 and the events of the Iraq War as well as a civil aerospace downturn. We expect greater stability ahead, with US-led global economic recovery under way and civil aerospace volumes recovering over the next two years. The risks to this scenario are further US dollar weakness, which would reduce the sterling value of US sales, and general levels of economic growth.

Steps taken to enhance Smiths' performance are also improving prospects. Increased research and development investment over several years is now being rewarded by notable contract wins. Within Specialty Engineering's Interconnect business, successful product launches are already leading to higher sales. In Medical and Detection, technology leadership is beginning to increase sales. Medical's Cozmo™ diabetes pump is in a robust US growth phase, and has recently been launched in other countries, while Detection will be bringing new products to market. But the most significant business win in the past 12 months was the Common Core Computing System for the new Boeing 7E7 mid-size commercial jet. While this contract will not feed through to higher sales for some time, it will generate substantial revenue in the longer term.

Restructuring is transforming the efficiency of some of our businesses. The purpose of the restructuring programme is to evolve autonomous businesses into larger scale, integrated operations. As mentioned earlier, this will lead to cost reductions, primarily in manufacturing and component supply, improving competitiveness across the board. The restructuring within Medical and Detection also fosters a more coordinated approach to sales growth.

In summary, the combination of more stable business conditions, technology leadership and restructuring benefits has enhanced the prospects for profitable growth. Delivery of an excellent second half performance in 2004 demonstrates that we have gained the momentum in all divisions which we expect to deliver increased sales and profit in 2005. With recent contract wins, the acquisitions made last year and investment in R&D and restructuring, we believe that growth can be sustained. The proposed final dividend reflects our confidence in the improved outlook for the Company.

SALES AND PRE-TAX PROFITS FROM CONTINUING BUSINESSES WERE SIMILAR TO THOSE OF LAST YEAR DESPITE CONTINUED SLUGGISH GROWTH IN SOME MARKETS AND A SUBSTANTIAL WEAKENING OF THE US DOLLAR. STRONG OPERATING CASH-FLOW AND THE DISPOSAL OF THE POLYMER BUSINESS AND OTHER NON-CORE OPERATIONS HELPED REDUCE NET DEBT TO £273M AT THE YEAR END.

ACCOUNTING POLICIES
The accounting policies used in these accounts are consistent with those used in the 2003 accounts in all respects apart from a change required to comply with Abstract 38 of the Urgent Issues Task Force (UITF 38). This Abstract requires shares held in Employee Share Ownership Plans to be treated as a reduction in shareholders' funds, rather than as a fixed asset. The balance sheet for 2003 has been restated to reflect this change, by reducing Investments and advances-other and shareholders' equity by £5.4m.

PROFIT AND LOSS ACCOUNT FORMAT
The Profit and Loss Account of the Company as a whole shows total sales of £2.7bn (2003 £3.1bn), pre-tax profit of £300m (2003 £217m), and earnings per share of 38.0p (2003 20.0p). These results, however, do not present an accurate picture of the performance of the continuing businesses. For this reason, 'Discontinued businesses', comprising the Polymer business for the two months prior to disposal, are shown in a separate column in the Profit and Loss Account in order to show the results of ongoing activities more clearly. Interest is allocated to discontinued businesses on the basis of net proceeds received. As a result, the profit before tax in the 'Ordinary Activities' column is stated on a comparable basis between 2004 and 2003.

'Goodwill amortisation' and 'exceptional items' are also shown in separate columns in the Profit and Loss Account and are discussed below.

PROFIT AND LOSS
Continuing activities (before goodwill amortisation and exceptional items).

	2004 £m	2003 £m	Change
Sales	**2,678**	2,629	+2%
Operating profit	**360**	372	-3%
Pre-tax profit	**350**	349	–
EPS	**45.9p**	45.6p	+1%

Sales of £2.7bn were slightly ahead of the prior year, with growth being derived from a combination of acquisitions and underlying business, offset by adverse currency translation (see below).

Operating profit before goodwill amortisation and exceptional items of £360m was 3% down on the prior year. This was a result of higher research and development costs and an adverse sales mix in Detection, as lower margin military sales replaced higher margin civil sales (including the substantial one-off order last year). The operating margin was therefore 0.7% lower at 13.4%.

Total interest on net debt reduced to £15m. Despite a background of rising borrowing rates in both the UK and USA, Smiths has benefited from the substantial reduction in net debt resulting from the sale of the Polymer business. The total interest charge was covered 24 times by operating profit before goodwill amortisation and exceptional items.

Other finance income/costs – retirement benefits, representing the financing cost of pensions and post retirement healthcare benefits, were a net credit of £3m (2003 net charge £2m). This improvement reflected the changed asset mix of the principal schemes at the beginning of the year.

The pre-tax profit before exceptional charges and goodwill amortisation was slightly above the prior year. This was a creditable achievement against a background of adverse exchange translation and, overall, underlying growth was positive. Underlying growth is a combination of operational improvements and contributions from acquisitions and lower interest costs, partially reduced by higher research and development costs.

Earnings per share ('eps') from continuing activities before goodwill amortisation and exceptional items were 1% ahead of prior year – benefiting from a 0.5% point reduction in the tax rate to 26.5%.

The dividend for the year is 27p which is a 4% rise on 2003. With eps from continuing activities at 45.9p, the dividend is 1.7 times covered by earnings. The Board normally considers a dividend cover of twice earnings to be the appropriate level, but in the light of a positive trading outlook, and in a year in which free cash-flow per share is almost equal to earnings, a reduced cover is considered acceptable.

RESTRUCTURING AND OTHER EXCEPTIONAL ITEMS
As part of the strategic initiatives arising from the reorganisation of the business announced at the beginning of the year, restructuring charges of £31m have been incurred. These costs, disclosed as exceptional charges to operating profit, cover the significant changes being made in Aerospace, Detection and Medical. The costs relate to systems integration, severance and site closures.

In June, a substantial property asset was sold to an institutional purchaser at a profit of £12m and is disclosed as an exceptional item.

TAXATION

The tax charge for the year represented an effective rate of 26.5% on profit of ongoing businesses before taxation, goodwill amortisation and exceptional items (2003 27%).

CASH-FLOW

We believe that profit performance should be underpinned by strong and reliable cash generation. We monitor cash performance by the conversion rate of operating profit into cash from our operations (after taking account of net capital expenditure) and by the generation of free cash-flow at group level. This year we achieved a conversion rate of 91% and free cash-flow of £255m, compared to 90% and £270m last year.

DISCONTINUED BUSINESSES

We continued to focus on core activities and dispose of non-core businesses during the year. The net proceeds of these disposals amounted to £507m.

The principal disposal took place in September 2003 when the Polymer business was sold to Trelleborg AB for £483m net of costs. This gave rise to an exceptional profit on disposal of £12m, although £137m had been written off in respect of associated goodwill in the prior year. The results of the Polymer business for the period of ownership are disclosed in the 'discontinued businesses' column in the Profit and Loss Account.

Other, smaller, disposals were completed during the year which raised £24m in net proceeds and gave rise to an exceptional loss of £4m. The results of these businesses are not of sufficient size to qualify for separate disclosure as part of 'discontinued businesses' and, accordingly, they have been included as part of continuing operations.

GOODWILL

Goodwill on all acquisitions since 1998 is capitalised and amortised over a maximum 20-year period. The carrying value of acquisitions is formally reviewed at the first full year-end following acquisition and is also reviewed when circumstances require it. The annual goodwill amortisation for 2004 was £39m (2003 £44m). No impairment charges have been made in 2004 (2003 £137m).

ACQUISITIONS

£219m was spent on acquisitions during the year, the largest being the business of DGT (£56m) and TRAK Communications (£61m). Acquisitions were completed in each division and their details have been dealt with in the Chief Executive's Review. The phasing of the acquisitions was weighted towards the end of the year and, combined, they contributed £29m to sales and £3m to operating profit, well in excess of the associated financing cost.

TI AUTOMOTIVE

Smiths continues to hold, at cost, £325m of preference shares in TI Automotive, which was demerged in July 2001. No preference dividend has been received or accrued in 2004.

GEOGRAPHICAL SPREAD AND EXCHANGE RATES

The geographical analysis of ongoing operations is largely unchanged from 2003.

	Sales	Profits
United Kingdom	26%	13%
North America	52%	61%
Continental Europe	15%	19%
Rest of World	7%	7%

The key exchange rates affecting the Group are the US dollar and the Euro. The table below shows the average and year-end rates for these currencies.

	£1 = US$	£1 = Euro
Average		
2004	1.75	1.46
2003	1.59	1.51
£ (stronger)/weaker	(10%)	3%
Year-end		
2004	1.82	1.51
2003	1.61	1.43
£ (stronger)/weaker	(13%)	(6%)

The effect of the decline in the average value of the US dollar outweighed the effect of the stronger Euro, as would be expected from the geographic weighting of the business. The net translation effect was to reduce sales by £137m and operating profits by £20m. A movement of 1 cent in the US dollar affects profit by approximately £1.4m. Exposure on export transactions after hedging is not material.

Information on the impact of hedging foreign exchange translation is contained in the Treasury section below.

COST OF CAPITAL AND RETURN ON INVESTMENT

The Company uses its weighted average cost of capital as one measure to appraise both internally-generated investment opportunities and acquisitions. During 2004, the Company's weighted average cost of capital for the year remained at 8%.

The after-tax return before goodwill amortisation and exceptional items on average shareholder investment, including goodwill set off against reserves was 11% compared with 12% last year and continues to exceed the weighted average cost of capital.

RETIREMENT BENEFITS

The Company applies the full accounting requirement of FRS17 to calculate its pension expense. FRS17 is a more prescriptive accounting treatment than SSAP24, and we consider that the greater transparency and consistency offered are significant benefits.

Under FRS17, the Group's accounts reflect the net surplus/deficit in retirement benefit plans, taking assets at their market values at 31 July and evaluating liabilities by discounting at year-end AA corporate bond interest rates.

The table below gives an analysis of the Company's year-end net liabilities.

	2004 £m	2003 £m
Funded plans		
Assets	**2,558**	2,468
Liabilities	**(2,686)**	(2,776)
Deficit	**(128)**	(308)
Average funding level	***95%***	*89%*
Unfunded liabilities	**(119)**	(145)
	(247)	(453)
Deferred tax	**85**	145
Net liability	**(162)**	(308)

The Profit and Loss Account bears the cost of providing retirement benefits in two places. The actuarially calculated cost of the current year's benefits earned is charged against operating profit (the 'service cost') – in 2004 this was £47m (2003 £48m). The interest section of the profit and loss account is charged with the interest on retirement liabilities and credited with the expected return on pension scheme assets – in 2004 this was a net credit of £3m (2003 net charge £2m) reflecting the improved asset mix at the beginning of the year.

Pension funding (company cash contribution) decisions are based on the advice of independent actuaries, which takes account of the long-term nature of the liabilities. For funding purposes, the most recent actuarial valuations of the two principal schemes were performed as at March and April 2003 in the United Kingdom, and January 2004 in the United States. Contributions to the funded plans were increased to £64m in 2004 (2003 £46m), as funding deficit payments were made. Slightly lower contributions are expected in 2005.

TREASURY

Smiths continues to apply centralised treasury management over its financial risks operating within a strong control environment. The Company uses financial instruments to raise finance for its operations and to manage the related financial risks. There is neither speculation nor trading in financial instruments and all funding is properly recognised on the balance sheet. The Board has approved the treasury policy, which governs the financial risk profile, and a treasury compliance report is presented annually to the Audit Committee.

The objectives of the treasury function remain the same as in previous years and are explained in further detail below in the context of current developments.

To deliver the liquidity requirements of the businesses cost effectively – As referred to earlier, liquidity was strong during the year. The Company aims to minimise the level of surplus cash balances but where these arise, such as with the Polymer disposal proceeds, tight controls apply to ensure that they are securely placed with highly rated counterparties and are available for redeployment around the Group at short notice. Local working capital needs and capital expenditure requirements are typically funded by local bank facilities. In addition, Smiths has extensive local and cross-border cash-pooling arrangements, and arm's length intercompany lending through financial centres, to optimise the global deployment of funds across its businesses in a tax efficient manner.

To manage the central funding demands and provide a low cost of debt – The Company funding requirements are largely driven by acquisition activity and met by centrally arranged debt finance. The Company holds term debt, largely in the bond markets, of £692m with average maturity of six years and at an average cost of debt of 4.7%. Through the use of interest rate swaps, the Company maintains a broadly even mix of fixed and floating rate debt. The Company seeks to maintain a spread of maturity profiles on its debt and no more than 30% of the Company's net debt will be held on borrowings due within one year, without firm plans for refinancing or repayment. The €300m Eurobond matures in July 2005 and currently Smiths could retire this debt out of surplus cash resources. The credit ratings of the Group remain at A–/A3 with Standard & Poor's and Moody's, respectively, reflecting the Group's strong financial profile and stable business outlook. Smiths believes that it has access to further financial resources to cater for all envisaged business requirements and opportunities.

To develop and maintain strong and stable banking relationships and services – Smiths has a core and stable group of ten leading global banks and financial institutions who competitively tender for treasury business. Credit exposures to any one bank are carefully controlled. All business is transacted with banks on consistent terms and is fairly allocated.

To provide the Group with reasonable protection from the effect of foreign currency volatility – Material cross-border trading contracts or forecast commitments are hedged at inception by appropriate derivative financial instruments, with the Company's core banks as counterparties. Whilst the trends of foreign currency movements cannot be eliminated, this hedging programme reduces the volatility on the results and protects the cash-flow and margins. Moreover, Smiths largely manufactures in countries whose currency is linked to the currency of its sales revenue, and hence gross transactional exposures are around £300m annually, before hedging.

The Company protects its reserves from foreign currency fluctuations by ensuring that at least 75% of the total net overseas operational assets are offset, either by borrowings in the respective currency or by currency swaps.

Smiths' overseas earnings are translated at average currency rates for the year which smooths the effect of currency volatility. However, Smiths is increasingly exposed to the US dollar due to its significant North American presence. Following the Interim results, a short-term hedging contract was entered into to protect against further dollar exchange rate volatility on the translation of US earnings for the remaining part of the year. This contract produced a £1.4m profit and cash inflow.

LEGAL ISSUES

As previously reported, John Crane, Inc. (John Crane), a subsidiary of the Company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. In addition, John Crane has access to insurance cover which, while it is kept under review, is judged sufficient to meet all material costs of defending these claims for the foreseeable future.

As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 95,000 claims over the last 25 years. John Crane is currently a defendant in cases involving approximately 180,000 claims. Despite these large numbers of claims, John Crane has had final judgements against it, after losing appeals, in only 39 cases, amounting to awards of some US$26m over the 25-year period. These awards, the related interest and all material defence costs have been met in full by insurance.

No provision relating to this litigation has been made in these accounts.

FINANCIAL CONTROLS

While our decentralised organisation delegates day-to-day control to local management, we have comprehensive systems in place, with regular reporting to the Board.

The Company has continuous, formalised business risk management processes operated at each business unit.

The internal audit department reviews all key business units over a rolling three-year cycle and its findings are reported to the Audit Committee. All acquisitions are reviewed within 12 months of acquisition, to verify compliance with the Group's procedures.

Further information regarding the Group's procedures to maintain strict internal controls over all aspects of risk, including financial risk, are set out in the Corporate Governance section of the Directors' Report.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

From August 2005 onwards, in common with all listed companies in the European Union, Smiths will be required to prepare its consolidated accounts in accordance with International Financial Reporting Standards (IFRS). As a result the Financial Statements for 2004/05 will be the last prepared under UK Generally Accepted Accounting Principles (UK GAAP).

For some months now, we have been planning for the transition from UK GAAP to IFRS. We are currently in the process of interpreting the accounting standards that will apply from August 2005 onwards, setting the future accounting policies in accordance with IFRS and identifying the detailed accounting and disclosure requirements that will necessitate changes to our financial information systems.

We are not, as yet, in a position to quantify the effect of the differences between IFRS and UK GAAP on the Group's results or financial position. Based on our work to date, we believe that the significant differences will arise in the areas below:

Research and development costs
Expenditure on self-funded research and development is of the order of £140m per annum. Such expenditure is prudently expensed as incurred, a policy which we believe conforms with industry practice. IFRS requires development expenditure meeting certain recognition criteria to be capitalised on the balance sheet and amortised over its useful life. This standard is to be applied retrospectively; hence the intangible asset will include amounts expensed in previous years.

Derivatives and hedge accounting
A significant element of trading is denominated in US dollars and other foreign currencies. In order to protect ourselves from the associated currency volatility, we take levels of forward cover.

We also use derivatives to protect the Company from the impact of changes in interest rates. Currently, gains or losses arising on these derivatives are taken to the Profit and Loss Account in the same period as the underlying transaction.

IFRS requires all hedges to be strictly designated against specific transactions and the hedge effectiveness tested. All such instruments are required to be revalued to market values at the balance sheet date. If the hedging criteria are not achieved, then the change in value is taken to the Profit and Loss Account immediately.

Meeting the strict hedge criteria for all contracts may not be practicable, resulting in potential volatility in the reported Profit and Loss Account and Balance Sheet.

Goodwill
Generally, the carrying amount of goodwill recognised under UK GAAP on past acquisitions will not be revisited under IFRS. However, in comparison to UK GAAP, where goodwill is amortised over its useful life, under IFRS goodwill will not be amortised but, rather, will be subject to an annual impairment review which may introduce significant volatility in the Profit and Loss Account.

Other areas being considered, which could have a significant impact on the Company's results include share options, pensions, acquisitions and deferred tax.

Outside the European Union many other countries will require or permit companies to report under IFRS. Efforts to achieve convergence between IFRS and US GAAP are welcome.

BOARD OF DIRECTORS



1	2	3	4
5	6	7	8
9	10	11	12
13	14	15	

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Note: The photographs and biographies on this and the opposite page indicate membership of the Board with effect from 21 September 2004. Accordingly, Keith Orrell-Jones, who was Chairman until he retired on that date, is not included and David Challen, who was appointed as a non-executive director on the same date, is included.

1. DONALD BRYDON, CBE
CHAIRMAN†▲
Aged 59, British. He was appointed to the Board in April 2004, becoming Chairman on 21 September 2004. He was previously Chief Executive of AXA Investment Managers SA and prior to that had been Chairman and Chief Executive of BZW Investment Management. He is non-executive Chairman of the London Metal Exchange and AXA Investment Managers SA, as well as being a non-executive director of Allied Domecq plc and ScottishPower plc. Additionally, he is Chairman of the Code Committee of the Panel on Takeovers and Mergers (UK) and Deputy Chairman of the Financial Services Practitioner Panel.

Chairman of the Nomination Committee.

2. KEITH BUTLER-WHEELHOUSE
CHIEF EXECUTIVE
Aged 58, British. He was appointed to the Board in August 1996 and became Chief Executive in November 1996. He was previously President and Chief Executive Officer of Saab Automobile in Sweden and prior to that had been Chairman and Chief Executive of Delta Motor Corporation in South Africa.

3. ROBERT O'LEARY
NON-EXECUTIVE DIRECTOR*†
Aged 60, US citizen. He was appointed to the Board as a non-executive director in September 1997. He is Chairman and Chief Executive Officer of Valeant Pharmaceuticals International and Chairman of Ascension Health Ventures, LLC. He was formerly Chairman and Chief Executive Officer of Premier Inc. and of American Medical International. He is a member of the Boards of Directors of Thermo Electron Corporation and of Viasys Healthcare Inc.

4. SIR NIGEL BROOMFIELD, KCMG
NON-EXECUTIVE DIRECTOR*†
Aged 67, British. He was appointed to the Board in December 2000 having been a non-executive director of TI Group since 1998. He is a trustee of the Dresden Trust. He is President of the German-British Chamber of Commerce and Industry. He transferred from the Army to the Foreign Service in 1968. His last post was as British Ambassador to the Federal Republic of Germany from 1993 to 1997.

Committees
* Audit Committee
† Remuneration Committee
▲ Nomination Committee

5. JOHN FERRIE, CBE
GROUP MANAGING DIRECTOR AEROSPACE
Aged 57, British. He was appointed to the Board in April 2000 and became Group Managing Director, Aerospace, in August 2000. He previously worked at Rolls-Royce plc for 35 years. He completed an Engineering Doctorate in 1998, is a Fellow of the Royal Academy of Engineering and is a member of the Board of the Engineering Council (United Kingdom). He is a non-executive director of Westbury plc.

6. DAVID LILLYCROP GENERAL COUNSEL
Aged 48, British. He was appointed to the Board in December 2000, having been an executive director of TI Group since June 1998. He joined TI Group in 1989, becoming Group Company Secretary in 1991 and, additionally, General Counsel in 1997. A barrister, he was previously Director of Legal Affairs at Quaker Oats Ltd. He is Chairman of TI Pension Trustee Ltd.

7. SIR COLIN CHANDLER
NON-EXECUTIVE DEPUTY CHAIRMAN
Aged 64, British. He was appointed to the Board in December 2000, having been a non-executive director of TI Group since 1992. He was variously Managing Director, Chief Executive and then Chairman of Vickers plc. Earlier he was seconded from British Aerospace to the role of Head of Defence Export Services, MoD. He was Chairman of Racal Electronics plc. He is Chairman of easyJet plc, Chairman of TI Automotive Limited, Chairman of Automotive Technik Limited and Pro-Chancellor of Cranfield University.

8. LAWRENCE KINET
GROUP MANAGING DIRECTOR MEDICAL
Aged 57, US citizen. He was appointed to the Board in February 2000 and became Group Managing Director, Medical, in August 2000. He was previously Chairman, President and Chief Executive Officer of Aksys Ltd and prior to that held senior appointments with Oculon Corp, Kensington Group and Baxter International Inc.

9. ALAN THOMSON FINANCIAL DIRECTOR
Aged 58, British. He was appointed to the Board as Financial Director on joining the Company in April 1995. He was previously Finance Director of Rugby Group plc and prior to that had worked for Courtaulds plc, Rockwell International Corporation and Raychem Ltd. He is a non-executive director of Johnson Matthey plc.

10. SIR JULIAN HORN-SMITH
NON-EXECUTIVE DIRECTOR†
Aged 55, British. He was appointed to the Board as a non-executive director in February 2000. He is Chief Operating Officer of Vodafone Group Plc, Chairman of the Supervisory Board of Mannesmann AG and Director of Verizon Wireless in the United States.

Chairman of the Remuneration Committee.

11. JOHN LANGSTON
GROUP MANAGING DIRECTOR SPECIALTY ENGINEERING
Aged 54, British. He was appointed to the Board, as head of Sealing Solutions, in December 2000, was subsequently Group Managing Director, Detection and became Group Managing Director, Specialty Engineering on 1 August 2004. He had been a director of TI Group since October 1998. He joined TI Group in 1993, becoming Chief Executive of Bundy Automotive in 1996 and Chief Executive of TI Specialty Polymer Products in 1998. He formerly worked for Lucas Industries.

12. EINAR LINDH
EXECUTIVE DIRECTOR
Aged 59, British. He was appointed to the Board, as head of Industrial in February 1996 and was Group Managing Director, Specialty Engineering until 31 July 2004. He first joined the Company in 1973, leaving in 1979 to take up an appointment at Great Universal Stores plc. He returned to Smiths in 1983, becoming Managing Director of Portex Ltd in 1990. He is a non-executive director of Spirax-Sarco Engineering plc.

13. DAVID CHALLEN, CBE
NON-EXECUTIVE DIRECTOR*†
Aged 61, British. He was appointed to the Board on 21 September 2004. He is Vice-Chairman of Citigroup European Investment Bank and former Chairman of J Henry Schroder & Co Ltd. He is a non-executive director of Anglo American plc.

Chairman of the Audit Committee.

14. THE RT HON LORD ROBERTSON OF PORT ELLEN, GCMG, FRSE, PC
NON-EXECUTIVE DIRECTOR*▲
Aged 58, British. Lord Robertson was appointed to the Board in February 2004. He was the 10th Secretary General of NATO from August 1999 to December 2003, and UK Secretary of State for Defence from 1997 to 1999. He was Member of Parliament for Hamilton and then Hamilton South from 1978 to 1999. He is Executive Deputy Chairman of Cable & Wireless plc, a non-executive director of the Weir Group plc, and an advisor to the Cohen Group (USA) and the Royal Bank of Canada Europe. He is also Chairman of the John Smith Memorial Trust.

15. PETER JACKSON
NON-EXECUTIVE DIRECTOR*▲
Aged 57, British. He was appointed to the Board in December 2003 and became senior independent director in September 2004. He is Chief Executive of Associated British Foods plc, the international food and retail group. In his former capacity as Chief Executive of British Sugar plc, he was appointed to the ABF Board in December 1992 and has continued as a member of the Board since that date.

Senior independent director.



THE NEW CODE IS DESIGNED TO UNDERPIN THE PRINCIPLES OF HONESTY, INTEGRITY AND TRANSPARENCY IN OUR APPROACH TO BUSINESS

DEVELOPING DIVERSE TALENTS

WE CONTINUE TO INVEST IN THE DEVELOPMENT OF SMITHS' EMPLOYEES. WE SEEK TO ATTRACT, RETAIN AND SECURE THE ENGAGEMENT OF OUR PEOPLE BY OFFERING, AMONGST OTHER THINGS, MEANINGFUL WORK, THE OPPORTUNITY TO DEVELOP AND TO TAKE ON RESPONSIBILITIES THAT REFLECT THEIR CAPABILITIES AND POTENTIAL.

We base our selection processes on an individual's competencies and track record. Our appraisal process, leadership development, and succession management processes all support our drive to develop our current and future leadership talent.

Smiths continues to invest in the acquisition, by employees, of new and relevant skills. To this end, training opportunities are provided and employees are encouraged to participate in their own development. They are assisted in this by feedback on their performance to help them maximise their potential.

We advertise most job vacancies internally on our website, thereby giving our people the opportunity to help manage their own career development.

We continue to recruit graduates and provide them with a structured training programme. Our recruitment website, www.whatsnext4u.com, provides details of the challenging and rewarding career opportunities that await graduates who join us.

With over 100 manufacturing facilities, Smiths has 27,200 employees worldwide [at the year-end], of whom 80% are located in the United Kingdom and North America, and the others predominantly in continental Europe, Japan and China. Smiths continues to be a diverse group. This diversity is a strength that our employment policies and practices are designed to support.

BUSINESS ETHICS

The Board has approved a 'Code of Corporate Responsibility and Business Ethics'. The Code applies to all businesses and employees of Smiths Group worldwide. The Code is designed to underpin the principles of honesty, integrity and transparency in our approach to business and to sustain the good reputation of Smiths. It will contribute to each business within the Group reaching its full potential through the recruitment and retention of talented and honest people. The Code has the following sections:

- **compliance with laws and regulations**;
- **competition**, addressing fair competition practices;
- **proper business behaviour**, including integrity, and dealing with conflicts of interest;
- **dealings with suppliers and customers**, incorporating payments to suppliers and meeting customer requirements;
- **employees**, including commitment to non-discrimination, no bullying or harassment, and the right to belong or not to belong to a trade union;
- **health and safety**;
- **environment**;
- **communities**;
- **public activities**;
- **human rights**, Smiths' commitment to the principles as defined in the United Nations Charter on Human Rights, including the issue of Child Labour;
- **reporting and internal controls**; and
- **application and compliance**.

The Code is supplemented by guidance on its application to each division's activities and is being rolled out to employees with the aid of face-to-face briefings, other communications materials and relevant training. There is a feedback loop for employees and arrangements are being made to monitor compliance with the provisions of the Code.

The full text of the Code is published on the Smiths website www.smiths-group.com



OUR JOHN CRANE TYPE 2800 MECHANICAL SEALS ARE DESIGNED TO OPERATE IN EXTREME TEMPERATURES AND PRESSURES WITHOUT LEAKING POLLUTING SUBSTANCES. 500 TYPE 2800S WERE DELIVERED TO THE OIL AND GAS INDUSTRY IN 2003 ALONE

COMMUNITY INVOLVEMENT
Smiths continues to support good community relations practices, both corporately and through our businesses worldwide.
With long-established roots in their local communities, where they are often the major employer, Smiths' businesses take an active role in the community in schools, universities and through charitable projects. As well as actively raising funds for local charities and institutions, Smiths' initiatives aim to encourage more students to follow science, maths and engineering careers. In the USA, businesses engage in 'senior' projects, where students are given a real life engineering task/challenge within a Smiths Aerospace programme, then work with Smiths' engineers to resolve it. In the UK, Smiths continues to support the UK 'Year in Industry' programme and the 'Young Engineers' competition.

EMPLOYEE INFORMATION AND CONSULTATION
The provision of information to, and communication with, our employees is an important part of how we conduct our business. At business unit level, communication takes place through a variety of channels including team briefings, presentations and newsletters. Many businesses have established forums for the exchange of information and best practice, as well as discussion of current issues, including business efficiency initiatives, training and development, environment, and health and safety.

In the UK, we are developing our arrangements for workplace information and consultation so that all sites will be covered by such arrangements. This will also facilitate the effective functioning of our Smiths European Forum (SEF).

The SEF meets annually to discuss issues of a transnational nature with representatives of employees from EU countries. Topics covered at this year's SEF meeting, held in Cheltenham in May, ranged from: the financial performance of the Group; Smiths' external profile; trends towards flexibility in workplace arrangements; the Group's environment, health and safety performance and progress; the challenges of operating in global markets and their impact on employment issues; and the need to review the SEF constitution in the light of the expansion of the EU and the upcoming implementation of the EU Directive on information and consultation.

Also in the UK, the Company has agreed new arrangements for consultation with employee representatives covering members and pensioners of all its UK pension schemes. These arrangements, which build on existing procedures for the Smiths Industries Pension Scheme, have been designed to ensure effective communication and consultation on current issues and proposed changes to the pension schemes which may affect members and/or pensioners, and to enable representatives to express their views to the Company on the operation of the pension schemes. The new Smiths UK National Pensions Forum will hold its first meeting in October 2004.

ENVIRONMENT, HEALTH AND SAFETY
Our priorities
We have been working hard to give Environment, Health and Safety (EHS) issues a high priority in the way we do business in Smiths. Improved EHS performance reduces costs, creates business opportunities and minimises risk. Our EHS strategy is to focus on the following priorities:
- implementing ISO 14001 across our manufacturing operations;
- rolling out a comprehensive health and safety audit system;
- improving the quality and interpretation of our data;
- listening to the views of our stakeholders and reporting on progress externally;
- improving our eco-efficiency by reducing energy, water, waste and emissions;
- reducing the number of work-related accidents; and
- integrating environmental thinking into the design of new products.


CHIEF EXECUTIVE
SMITHS GROUP BOARD
DIRECTOR, HUMAN RESOURCES
GROUP EHS COMMITTEE
DIRECTOR, ENVIRONMENT, HEALTH AND SAFETY
REGIONAL ENVIRONMENTAL/ EHS COORDINATORS (business level)
EHS ADVISERS (site level)

We continue to make progress in all these areas and further details are included below.

Stakeholder dialogue and reporting
We have taken forward the stakeholder dialogue programme initiated last year, with help from The Environment Council, an independent organisation with expertise in facilitating stakeholder dialogue. The innovative electronic consultation process sought stakeholder views on our 2003 EHS report during its preparation stage. We used this feedback to redraft some sections of the report.

Our stakeholders identified supply chain management and the environmental and social impacts of our products – including life cycle assessment, hazardous materials management and producer responsibility legislation – as worthy of attention. The scope of our EHS reporting was judged to be appropriate. We also received stakeholder feedback on broader questions of corporate responsibility outside the scope of the EHS report. This feedback assisted our ongoing review of our existing policies and practices in this area.

A printed summary of our second EHS report was published in early 2004 covering the financial year ending 31 July 2003. This report was independently assured for the first time and describes how we manage EHS in our operations. In addition to the printed summary report, we launched our first EHS website in 2004 to provide a more detailed on-line version of the 2003 report and more frequent updates on items of interest in the area of EHS. This on-line report can be accessed via the reports section on the Smiths homepage (www.smiths-group.com).

Policy and organisation
Our arrangements for Corporate Governance cover the assessment of all business risks and opportunities, including EHS issues. We have clear lines of responsibility for EHS management to ensure Group policies and standards are adopted by our facilities worldwide. Day-to-day responsibility and accountability for EHS management rests with our operating companies. Our director EHS, reports to the director Human Resources on EHS strategy, performance and progress against plan. The director HR chairs the Group EHS Committee and reports to the chief executive who is accountable to the Board for EHS performance. At a local level, each major facility has a safety adviser and environmental coordinator, with further support provided by a network of regional EHS coordinators at business level.

Annual reports and reviews of EHS risks, opportunities and progress against plan are provided to the Board. Quarterly reports are also provided to the executive directors through the Group EHS Committee. With senior representation from each of our divisions and corporate EHS expertise, this Committee also develops Group policies and standards, reviews performance, including progress against Group targets, and prepares the Group EHS report.

Policy statements are in place for both environment and health and safety. They apply to our operations worldwide and can be viewed on-line via the report section (2003 EHS) on our homepage (see www.smiths-group.com). These policies are underpinned by:
- the implementation of internationally recognised standards for environmental management, ISO 14001;
- company standards on health and safety management (best practice safety manual and a comprehensive health and safety audit system); and
- measurement systems and targets for improved performance.

ISO 14001, safety manual and audit system
We have systems in place for the management of EHS risks and opportunities in our operations worldwide. In November 2000, we set ourselves a demanding three-year goal to achieve ISO 14001 certification for all our major manufacturing sites by the end of



OUR NEEDLE-PRO® SAFETY DEVICES PROTECT THE HEALTH AND SAFETY OF CLINICIANS AND NURSING STAFF, REDUCING NEEDLESTICK INJURIES AND THE RISK OF CROSS-INFECTION

December 2003. We achieved excellent results by the end of this period, with 99% of the targeted businesses, 79 out of 80 facilities in 17 countries, being certified. New acquisitions are required to achieve certification within two years of joining the Group.

Comprehensive standards for health and safety management are defined in a best practice safety manual that focuses on the management and control of common hazards in our operations. 60 hazards and topics are covered ranging from risk assessments, hazardous substances, lone working, safety committees, and travelling on company business. We assess compliance with these guidelines and identify areas for improvement at site level using an internal self-assessment audit tool called AuditMaster™. The audit tool consists of over 300 questions divided into four sections covering:

- the management of health and safety;
- risk assessments and documentation;
- control and protection arrangements; and
- health and welfare.

95% of our major operations achieved the target we set, to complete at least one audit using AuditMaster™ by the end of December 2003. We will continue to roll out this system across our operations.

Measurement and targets

EHS data is collected on-line from our operations worldwide, aggregated and then checked by the Group EHS function. Data and other EHS information reported externally are also reviewed as part of our external assurance process. As promised, an Independent Assurance Statement was provided for the first time in our 2003 EHS Report.

The following EHS aspects are reported:

- energy and water use;
- generation and disposal of waste;
- climate change (through emissions of greenhouse gases);
- other emissions to air (ozone depleting substances and volatile organic compounds/solvents);
- product design for reduced environmental impact;
- lost time incidents and health and safety performance;
- fines and prosecutions;
- environmental investment;
- contaminated land and remediation; and
- supply chain management.

We have chosen these areas as indicators as they are relevant to all our operations as a manufacturing and technology group. Performance data for these areas is provided separately from the Annual Report and Accounts via our website.

Establishing meaningful trends in performance is a challenge for the Group, given the diverse profile of our operations, which changes through acquisitions and disposals. We will continue to improve the quality of our data, building on the progress we have made during the year. In 2004, we introduced a single system with common definitions applicable globally for the measurement and reporting of lost time incident data through work-related injury and work-related illness. We expect to report this data in our next EHS report, together with details of any health and safety prosecutions, building on the reporting of environmental enforcement action over the last couple of years.

Five-year reduction targets set against a baseline year of 2001 have been set for the Group as a whole in the areas of greenhouse gas emissions, water use and waste disposal to landfill, expressed per £ million sales. We exceeded our 20% waste reduction target (normalised in tonnes per £ million sales) in 2003, with a total reduction of 45%. The Group EHS Committee is reviewing future waste targets in the light of changes in the Group's composition following last year's disposal of the Polymer business, and improvements in data quality. In addition, the Committee is looking at the scope for further reduction targets in other areas of environment, health and safety. We expect



WE HAVE DESIGNED WEIGHT SAVING FEATURES IN OUR ELMS POWER MANAGEMENT SYSTEMS THAT REDUCE AVIATION FUEL CONSUMPTION ON HUNDREDS OF BOEING 777s

to publish these revised targets in our next EHS report.

Our improved rating in the Business in the Environment (BiE) survey of the UK's top 350 listed companies provides a further measure of our progress in recent years. This survey has established itself as an authoritative measure of the state of environmental management within a major company and has become an accepted benchmarking exercise within the business community. Our score has improved from 56% in 2001 to 76% in 2004.

Eco-design

The Smiths product range is diverse. Some of these products contribute positively to the environment – mechanical seals reduce pollution – while others benefit society at large by improving quality of life or by providing safer medical products. Our detection products provide, for example, greater security for air travellers.

We are working to limit the environmental impacts of our products, especially in managing hazardous materials and in response to customer requirements (e.g. on the Boeing 7E7 Dreamliner, Airbus A380 Super Jumbo and Lockheed Martin's F-35 Joint Strike Fighter), and new EU legislation on electrical and electronic equipment. Our manufacturing sites are encouraged to practice product stewardship through their ISO 14001 systems, manuals, procedures and design teams. During 2004 we developed in-house eco-design guidelines and case studies for dissemination across the Group. We also participated in the UK Environment Agency's eLCA project to help develop and road test on-line tools for simplified Life Cycle Assessment of products.

Whilst we have come a long way in recent years in how we manage EHS, we are not complacent and recognise that there is still much to do. We value continued stakeholder feedback on our EHS reporting and welcome comments via our on-line feedback form on our EHS website (see www.smiths-group.com).

SUMMARY DIRECTORS' REPORT

The principal activities of the Company and its subsidiaries are the development, manufacture, sale and support of:

- integrated aerospace systems, including electronic and actuation systems and precision components, for civil and military aircraft;
- advanced security equipment, using the power of trace detection and x-ray imaging, to detect and identify explosives, chemical and biological agents, weapons and contraband;
- medical devices and critical care equipment aligned to specific therapies, principally airway, pain and temperature management and infusion. Also needle protection, critical care monitoring, women's healthcare and vascular access; and
- mechanical seals used in industries ranging from petrochemical processing to aerospace; interconnect products to connect and protect safety-critical electrical and electronic equipment; air movement systems and components; navigational radar, marine electronics and charts; and rigid tubular and flexible hose assemblies.

The main manufacturing operations are in the UK, the Americas and continental Europe.

RESULTS AND DIVIDENDS

The results for the year to 31 July 2004 are set out in the Summary Consolidated Profit and Loss Account on page 38. Sales for the year amounted to £2,733m, against £3,056m last year. The profit for the year after taxation and goodwill amortisation amounted to £213m (2003 £112m).

An interim dividend of 8.75p per ordinary share of 25p was paid on 16 April 2004. The directors recommend for payment on 19 November 2004 a final cash dividend on each ordinary share of 18.25p, making a total dividend of 27p for the year.

BUSINESS REVIEW AND FUTURE DEVELOPMENTS

The Chairman's Statement, Chief Executive's Review and the Financial Review (pages 4 to 23) report on the Company's operations and development during the year, the year-end position and likely future development.

CHANGES DURING THE YEAR

Disposals

Matzen & Timm division (sold 29 August 2003 for €1.35m cash).

Polymer Sealing Solutions businesses (sold 30 September 2003 for £493m cash).

Lapmaster (sold 14 October 2003 for £1.5m cash).

Icore International (sold 5 January 2004 for £20m cash).

Sodiamex (sold 19 March 2004 for €1.6m cash).

Acquisitions

Cyrano Sciences, Inc (acquired 2 February 2004 for US$15m cash).

Smiths Medical Japan Ltd (minority interests acquired for £16m cash over the period December 2003 to March 2004).

Dynamic Gunver Technologies (business acquired 30 April 2004 for US$102m cash).

Trak Holdings Corp (acquired 28 May 2004 for US$111.5m cash).

SensIR Technologies (acquired 14 June 2004 for US$75m cash).

DHD Holding Company (acquired 30 June 2004 for US$55m cash).

POST BALANCE SHEET EVENTS

There have been no post balance sheet events at the date of this Report.

CHARITABLE AND POLITICAL DONATIONS

Charitable donations – £602,000.
Political donations – None.

The Company's policy of not making contributions to any political party will continue. However, as a precautionary measure in the light of the wide definitions in the Political Parties, Elections and Referendums Act 2000, a resolution to permit the Company to make political donations and incur political expenditure will be proposed at the Annual General Meeting. This is explained in the Chairman's letter and Notice of AGM.

DIRECTORS

The directors at the end of the financial year, with the exception of Mr K Orrell-Jones who retired from the Board on 21 September 2004, are shown on pages 24 and 25. Mr D H Brydon, Mr P J Jackson and the Rt Hon Lord Robertson of Port Ellen were appointed as non-executive directors during the year and will seek reappointment at the AGM. Mr Brydon succeeded Mr Orrell-Jones as Chairman on 21 September 2004. Mr D J Challen was appointed as a non-executive director on the same day and will seek reappointment at the AGM. Sir Nigel Broomfield and Messrs Langston, Lillycrop, Lindh and Thomson have all served for more than 30 months since their previous reappointments and will retire at the AGM. They are all eligible for and will seek reappointment at the AGM. Sir Colin Chandler will retire at the conclusion of the AGM and will not seek reappointment.

A summary of the executive directors' service contracts and the directors' remuneration and interests in share options are contained in the Summary Directors' Remuneration Report on pages 34 to 37.

DIRECTORS' INTERESTS IN THE COMPANY'S SHARES

	Ordinary shares of 25p	
	31 July 2004	31 July 2003
Sir Nigel Broomfield	**103**	103
D H Brydon	**12,000**	0*
K O Butler-Wheelhouse	**212,685**	156,715
Sir Colin Chandler	**8,778**	8,778
J Ferrie	**51,939**	32,911
Sir Julian Horn-Smith	**6,682**	6,682
P J Jackson	**0**	0*
L H N Kinet	**9,968**	2,152
J Langston	**81,361**	63,270
D P Lillycrop	**70,043**	67,144
E Lindh	**91,410**	68,887
R W O'Leary	**0**	2,642
K Orrell-Jones	**3,226**	3,226
Lord Robertson of Port Ellen	**0**	0*
A M Thomson	**72,014**	62,178

*indicates holding at date of appointment

These interests include beneficial interests of the directors and their families in the Company's shares held in PEPs, ISAs, trusts and holdings through nominee companies. Except as reported below, none of the directors has disclosed any non-beneficial interests in the Company's shares.

Mr J Langston and Mr D P Lillycrop also both have a technical interest in 438,569 ordinary shares in the Company as discretionary beneficiaries under the TI Group Jersey Employee Share Trust and the TI Group Employee Share Trust. These shares may be transferred to employees who exercise options granted under the TI Group share option schemes. In addition, Mr Langston has a contingent interest in 125,000 ordinary shares and Mr Lillycrop has a contingent interest in 100,000 ordinary shares, arising from contractual arrangements entered into following the merger of TI Group plc with the Company, which are expected to vest on or after 27 September 2004.

The Company has not been notified of any changes to the holdings of the directors, their families and any connected persons between 31 July and 21 September 2004, except that Messrs Kinet, Langston and Lindh each exercised options under the Smiths Industries 1982 SAYE Share Option Scheme on 4 August 2004 and were each allotted 1,593 shares.

Mr D J Challen held 2,000 shares on his appointment as a director on 21 September 2004.

SHARE OWNERSHIP

It is the Company's policy that executive directors should over time acquire a shareholding with a value equal to at least one and a half years' gross salary.

INTERESTS IN SHARES

As at 21 September 2004 the Company had been notified, pursuant to the Companies Act 1985, of the following material or notifiable interests in its issued share capital:

	No. of shares	Percentage of issued share capital†
The Capital Group Companies, Inc.*	55.2m	9.8%
Franklin Resources, Inc.	61.7m	11.0%
Janus Capital Management, LLC	22.9m	4.1%
Legal & General Group plc	23.5m	4.2%

*includes the interests of Capital Guardian Trust Company in 7.9% of the issued share capital

†percentage of share capital in issue on 21 September 2004

CORPORATE GOVERNANCE

The Company has during the year complied with the Combined Code appended to the April 2002 edition of the Listing Rules of the UK Listing Authority, except that no senior independent non-executive director had been recognised. A detailed statement on how the Company complies with the Combined Code and the new July 2003 Code is set out in the Directors' Report and Financial Statements 2004. PricewaterhouseCoopers LLP have reviewed the Company's statements as to compliance with the Combined Code to the extent required by the Listing Rules. The results of their review are included in the Directors' Report and Financial Statements 2004.

GOING CONCERN

The Board's review of the accounts, budgets and forward plans, together with the internal control system, lead the directors to believe that the Company has ample resources to continue in operation for the foreseeable future. The audited accounts are therefore prepared on a going concern basis.

PAYMENT OF CREDITORS

The Company's policy is to pay promptly in accordance with agreed terms. The average time to pay an invoice was 35 days for the parent company and 49 days for the Group as a whole.

CORPORATE RESPONSIBILITY

The report on pages 26 to 30 includes information on the Company's employment and environmental policies.

ANNUAL GENERAL MEETING

The 2004 AGM will be held at the offices of JP Morgan Chase & Co., 60 Victoria Embankment, London EC4Y 0JP on Tuesday 16 November 2004 at 2.30 pm.

SHAREHOLDERS' RESOLUTIONS

Shareholders will be asked to pass resolutions as special business at the AGM:

- to authorise the directors to allot new shares and to renew the power granted to the directors under section 95 of the Companies Act 1985;
- to authorise the Company to make market purchases of the Company's shares;
- to authorise EU political donations and expenditure*; and
- to approve a Performance Share Plan and a Co-Investment Plan*.

*The reasons for proposing the resolutions marked with asterisks above are explained in the Chairman's letter and Notice of AGM, sent to all registered shareholders, which may also be found on the Company's website, www.smiths-group.com.

An ordinary resolution will be proposed at the AGM to approve the Directors' Remuneration Report.

AUDITORS' REPORT
The report of the auditors on the accounts for the year ended 31 July 2004 was unqualified and did not contain a statement under either of sections 237(2) and 237(3) of the Companies Act 1985.

REPORTS AND ACCOUNTS 2004
The statutory Reports and Accounts for 2004 comprises this Annual Review 2004 (a summary financial statement) and the Directors' Report and Financial Statements 2004. Both documents are available in electronic form on our website, www.smiths-group.com. Printed copies of these documents may be obtained, free of charge, by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths-group.com). Shareholders who wish to receive the statutory Reports and Accounts (free of charge) instead of Annual Reviews or vice versa in future years should write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, quoting Reference 0282.

ELECTRONIC PROXY VOTING
Shareholders may submit electronic proxy votes (or consciously not vote) on all resolutions to be proposed at this year's AGM by visiting www.shareview.co.uk. CREST members, CREST personal members and CREST sponsored members should consult the CREST Manual or their sponsor or voting service provider for instructions on electronic proxy appointment and voting. Paper proxy cards have been distributed to all shareholders with the Notice of AGM as usual.

By Order of the Board

DAVID P LILLYCROP
DIRECTOR AND SECRETARY

765 Finchley Road
London NW11 8DS

22 September 2004

INDEPENDENT AUDITORS' STATEMENT TO THE MEMBERS OF SMITHS GROUP PLC

We have examined the summary financial statement of Smiths Group plc.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The directors are responsible for preparing the summarised annual report (the Annual Review 2004) in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summarised annual report with the annual financial statements, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

BASIS OF OPINION
We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

OPINION
In our opinion the summary financial statement is consistent with the annual financial statements, the directors' report and the directors' remuneration report of Smiths Group plc for the year ended 31 July 2004 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
London

22 September 2004

NOTES
(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

REMUNERATION POLICY

The Remuneration Committee (the Committee) believes that the individual contributions made by the executive directors are fundamental to the successful performance of the Company.

The Committee has adopted a remuneration policy (which will continue to apply during 2004/05) with the following objectives:

(a) performance-related remuneration should seek to align the interests of executive directors with those of shareholders;

(b) a significant proportion of remuneration should be based on operational and financial performance both in the short and long term, as well as the individual contributions made by the executive directors; and

(c) the remuneration packages for executive directors should be competitive in terms of market practice in order to attract and retain executive directors of the highest calibre.

In the last few months, the Committee has undertaken a comprehensive review of the Company's long-term incentive arrangements in the light of the Group's objectives and priorities, and to reflect developments in best practice in this area. As a result of this review and following consultation with major shareholders, the Committee is proposing to introduce two new executive share plans – the Performance Share Plan (the PSP) and the Co-Investment Plan (the CIP) – to replace the executive directors' existing long-term incentive arrangements. Approval of these plans will also be sought at the Annual General Meeting, and further information on them is set out in the Chairman's letter and Notice of AGM.

The following graph shows the Company's total shareholder return (TSR) performance over the past five years. As required by the regulations, the Company's TSR is compared to a broad equity market index. The index chosen here is the FTSE 100 Index which provides an effective indication of the TSR performance of other leading UK-listed companies.


FIVE YEAR HISTORICAL TSR PERFORMANCE
£*
Value of hypothetical £100 holding
150
130
110
90
70
50
SMITHS
FTSE 100
Jul 99
Jul 00
Jul 01
Jul 02
Jul 03
Jul 04

*Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

ELEMENTS OF REMUNERATION

Executive directors' remuneration comprises: basic salary, benefits in kind, annual bonus and pension benefits. In addition, executive directors and senior executives currently participate in certain share-based incentive schemes, comprising the Smiths Industries 1982 SAYE Share Option Scheme (the SAYE Scheme), the Smiths Industries 1995 Executive Share Option Scheme (the 1995 Scheme) and the Smiths Industries Senior Executive Deferred Share Scheme (the DSS). The annual bonus element, participation in the DSS, which provides for a share match (see below), and participation in the 1995 Scheme are linked to performance and the Committee regards them as key elements in the executive directors' remuneration packages. The new share plans will increase the proportion of total remuneration which is determined by reference to the Company's long-term performance, as well as achieving a closer linkage between performance and reward.

Provided that the new share plans are approved by shareholders at the AGM, it is proposed that the first grant of awards under the PSP will be made to executive directors shortly after that meeting, and that no further grants will be made to them under the 1995 Scheme. It is proposed that the first grants under the CIP will be made in October 2005 (that is, in respect of the 2004/05 financial year), and that no further grants will then be made under the DSS.

If shareholder approval is not obtained for the two new plans, the Committee intends to continue to operate the DSS and the 1995 Scheme on a similar basis to 2003/04.

Options granted under the 1995 Scheme may only be exercised after three years if a performance requirement, determined by the Committee, has been met. Since 2002 the performance requirement has been that the growth in the Company's normalised earnings per share over the three financial years beginning immediately prior to the option grant must exceed the increase in the UK Retail Prices Index over the same period by 3% per annum (for options up to one times base salary) and by 4% per annum (for the excess up to two times base salary). The Committee selected this performance condition for the 1995 Scheme because it serves to align directors' interests with those of shareholders by linking the reward available to participants with the achievement of significant earnings growth by the Company. If a performance requirement is not satisfied at the end of the third year, the performance period may be extended for up to two further years so that performance is tested over a four-year period at the end of the fourth year and a five-year period at the end of the fifth year.

Share options granted under the SAYE Scheme are linked to a savings contract and are not subject to performance targets.

The value of the matching share element under the DSS is derived from annual bonus, and other corporate financial, criteria and is therefore performance-related. The vesting of matching shares is not dependent on satisfaction of a further performance condition.

SALARY AND BENEFITS IN KIND

Salaries are reviewed annually for each director; at the August 2003 review, all directors' salaries increased by 3%. The

Committee takes into account individual performance and experience, the size and nature of the role, the relative performance of the Company, pay policy within the Company and the salaries in comparable industrial companies. Benefits include a fully expensed company car (or an allowance in lieu), health insurance and, where appropriate, relocation and education expenses.

BONUSES

Executive directors are eligible to participate in an annual bonus plan based on a combination of corporate financial goals and individual achievements. The theoretical maximum level of bonus for meeting financial goals is 100% (Chief Executive: 115%) of salary. In 2002/03, with the intention of enhancing shareholder value, the Company conducted a major review from which restated strategic priorities resulted. In order to intensify the focus of executive directors on actions in support of those priorities an element of bonus directly geared to such actions was introduced in 2003 for a two-year period. The strategic element of bonus has a maximum level of 60% (Chief Executive: 75%) of salary.

For the financial year 2005/06 it is proposed that the maximum annual bonus level should reduce to 100% (Chief Executive: 120%) of salary. The Committee intends to review this level annually to ensure that it remains appropriately competitive.

Under the DSS, executive directors may elect to use their after-tax bonus to acquire the Company's shares at the prevailing market price. Provided that a director retains them (and remains in service) for three years he may exercise an option to acquire a number of matching shares for a nominal sum at the end of the three-year period. The number of matching shares that may be awarded is determined by the Committee at the end of the year in which the bonus is earned by reference to annual bonus, and other corporate financial, criteria. The number of matching shares awarded may be up to, but no more than, 100% of the number of shares the executive director acquires with his after-tax bonus. In respect of bonus earned in the year to 31 July 2004, the full amount of the shares so acquired is available for matching.

It is proposed that, after operation in October 2004 in relation to 2003/04 bonuses, no further awards will be made under the DSS. Instead, executive directors (and other senior executives) will be eligible to participate in the CIP. Further information on the CIP is set out in the Chairman's letter and Notice of AGM.

PENSIONS

The Company operates a number of different pension arrangements for executive directors, generally reflecting the individual's pension arrangements at the time he was appointed to the Board. In some cases, the Company pays monthly salary supplements, of a percentage of salary approved by the Committee at the time of appointment, to enable the director to make his own pension provision. For other directors, final salary schemes provide a pension of up to two-thirds of final pensionable salary. Where Inland Revenue limits apply, the difference between the pension payable on the cap and the target pension is, after taking into account any retained benefits from previous employment, provided by the Company. Directors' annual bonus payments and any gains under share option schemes are not pensionable.

REMUNERATION

The total remuneration of directors, excluding the value of shares to which certain directors may become entitled under the DSS and also defined benefit pension arrangements, was as follows:

	2004 £000	2003 £000
Fees, salaries and benefits	**3,839**	3,639
Performance-related bonuses	**2,541**	1,545
Gain from exercise of share options	**–**	7
Incremental loss from deferred share scheme exercises	**(42)**	(63)
Payments in lieu of pension contribution	**609**	591
	6,947	5,719

SUMMARY DIRECTORS' REMUNERATION REPORT continued

The emoluments of the directors are set out below:

	Fees/salary		Benefits	Bonus	Payments in lieu of pension contribution	Total emoluments	
	2004 £000	2003 £000	2004 £000	2004 £000	2004 £000	2004 £000	2003 £000
Former Chairman							
K Orrell-Jones	**240**	210	**22**	–	–	**262**	237
Chief Executive							
K O Butler-Wheelhouse	**757**	735	**61**	**777**	**379**	**1,974**	1,682
Executive directors							
J Ferrie	**366**	355	**70**	**354**	**146**	**936**	784
L H N Kinet	**335**	325	**172**	**251**	**84**	**842**	705
J Langston	**335**	325	**34**	**252**	–	**621**	568
D P Lillycrop	**319**	310	**57**	**286**	–	**662**	530
E Lindh	**335**	325	**23**	**321**	–	**679**	493
A M Thomson	**407**	395	**36**	**300**	–	**743**	611
Non-executive directors							
Sir Nigel Broomfield	**40**	30	–	–	–	**40**	30
D H Brydon (appointed 19/04/04)	**23**	–	–	–	–	**23**	–
Sir Colin Chandler	**80**	65	–	–	–	**80**	65
J M Hignett (retired 12/11/02)	–	10	–	–	–	–	10
Sir Julian Horn-Smith	**42**	30	–	–	–	**42**	30
P J Jackson (appointed 01/12/03)	**27**	–	–	–	–	**27**	–
R W O'Leary	**40**	30	–	–	–	**40**	30
Lord Robertson (appointed 15/02/04)	**18**	–	–	–	–	**18**	–
	3,364	3,145	**475**	**2,541**	**609**	**6,989**	5,775

1. Shares which may be awarded under the deferred share scheme are as set out in the directors' share options table on page 37.

2. Mr Butler-Wheelhouse waives a small part of his payment in lieu of pension contribution in return for an equivalent contribution to the Smiths Industries Pension Scheme.

PENSIONS

	Age at 31 July 2004	Accrued entitlement at 31 July 2003 £000	Directors' contributions during the year £000	Additional pension earned during the year (excluding any increase for inflation) £000	Transfer value of accrued benefits at 31 July 2004 (A) £000	Transfer value of accrued benefits at 31 July 2003 (B) £000	The amount of (A – B) less contributions made by the director in 2004 £000	Accrued entitlement at 31 July 2004 £000
J Langston	54	125	6	12	2,094	1,802	286	141
D P Lillycrop	48	105	6	8	1,320	1,155	159	116
E Lindh	59	218	21	12	4,308	3,853	434	236
A M Thomson	57	152	26	21	3,057	2,542	489	177

An executive director's normal retirement age is 60. An early retirement pension, based on actual service completed, may be paid after age 50 and may be subject to a reduction on account of early payment. On death a spouse's pension of two-thirds of the director's pension (or for death-in-service his prospective pension at age 60) is payable. All pensions in excess of the Guaranteed Minimum Pension (GMP) are guaranteed to increase at the lesser of (i) in the case of Messrs Lindh and Thomson, 5% per annum compound and, in the case of Messrs Langston and Lillycrop, 7% per annum compound and (ii) the annual increase in the Retail Prices Index. There has, however, been a long-standing practice of granting additional discretionary increases on pensions in excess of the GMP to bring them into line with price inflation.

SERVICE CONTRACTS

The Company's policy is that executive directors are employed on terms which include a one year rolling period of notice and provision for the payment of predetermined damages in the event of termination of employment in certain circumstances.

NON-EXECUTIVE DIRECTORS

Non-executive directors (excluding the Chairman) were paid fees totalling £270,000 in the year to 31 July 2004. Their remuneration is determined by the Board in accordance with the Articles of Association. During the year, the basic fee was increased from £30,000 per annum to £40,000 per annum (the first increase since August 2000). The non-executive directors are not eligible for bonuses or participation in share schemes and no pension contributions are made on their behalf. The non-executive directors serve the Company under letters of appointment and do not have contracts of service or contracts for services.

DIRECTORS' SHARE OPTIONS

		Options held on 31 July 2004	Options held on 31 July 2003	Weighted average	Options exercised 2003/04					Options granted 2003/04			
Director	Scheme	Number	Number	Exercise price	Date exercised	Number	Exercise price	Market price at date of grant	Market price at date of exercise†	Date of grant	Number	Exercise price	Expiry date
K O Butler-Wheelhouse	95 ESOS	1,017,084	790,834	748.77p						01/10/03	226,250	669.00p	01/10/13
	SAYE	2,964	2,964	554.00p									
	DSS	113,661	86,229	0.10p	25/05/04	17,964	0.10p	810.20p	699.00p	24/10/03	45,396	0.10p	24/09/10
J Ferrie	95 ESOS	426,923	317,923	725.54p						01/10/03	109,000	669.00p	01/10/13
	SAYE	2,775	2,775	608.00p									
	DSS	51,939	32,911	0.10p						24/10/03	19,028	0.10p	24/09/10
L H N Kinet	95 ESOS	412,164	312,164	726.37p						01/10/03	100,000	669.00p	01/10/13
	SAYE	3,388	1,593	564.03p						05/05/04	1,795	525.00p	01/02/08
	DSS	9,968	2,152	0.10p						24/10/03	7,816	0.10p	24/09/10
J Langston	95 ESOS	319,123	219,123	713.54p						01/10/03	100,000	669.00p	01/10/13
	SAYE	3,388	1,593	564.03p						05/05/04	1,795	525.00p	01/02/08
	DSS	27,238	9,147	0.10p						24/10/03	18,091	0.10p	24/09/10
	TI 90 ESOS	104,030	104,030	1,021.58p									
	TI 99 ESOS	258,237	258,237	706.44p									
D P Lillycrop	95 ESOS	307,641	212,141	714.31p						01/10/03	95,500	669.00p	01/10/13
	SAYE	2,724	2,724	605.41p									
	DSS	43,792	29,573	0.10p						24/10/03	14,219	0.10p	24/09/10
	TI 90 ESOS	125,919	128,378	1,025.23p									
	TI 99 ESOS	274,223	274,223	703.02p									
E Lindh	84 ESOS	8,851	8,851	451.00p									
	95 ESOS	490,921	390,921	746.68p						01/10/03	100,000	669.00p	01/10/13
	SAYE	3,388	1,593	564.03p						05/05/04	1,795	525.00p	01/02/08
	DSS	28,925	26,658	0.10p	17/03/04	10,128	0.10p	810.20p	655.00p	24/10/03	12,395	0.10p	24/09/10
A M Thomson	84 ESOS	62,500	62,500	480.00p									
	95 ESOS	511,848	390,098	735.87p						01/10/03	121,750	669.00p	01/10/13
	SAYE	2,775	2,775	608.00p									
	DSS	65,962	55,102	0.10p	07/07/04	4,849	0.10p	840.00p	703.50p	24/10/03	15,709	0.10p	24/09/10

Key

84 ESOS	The Smiths Industries (1984) Executive Share Option Scheme
95 ESOS	The Smiths Industries 1995 Executive Share Option Scheme
SAYE	The Smiths Industries 1982 SAYE Share Option Scheme
DSS	The Smiths Industries Senior Executive Deferred Share Scheme
TI 90 ESOS	The TI Group (1990) Executive Share Option Scheme
TI 99 ESOS	The TI Group 1999 Executive Share Option Scheme

† Mid-market closing quotation from the London Stock Exchange Daily Official List.

Options granted under the Smiths Industries 1995 Executive Share Option Scheme up to 2001 are subject to performance testing based on total shareholder return of the Company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the Company's earnings per share exceeding the UK RPI Index plus 3% per annum (for options up to one time base salary) and 4% per annum (for the excess up to two times salary). There are no further performance criteria for the Smiths Industries (1984) Executive Share Option Scheme or The Smiths Industries Senior Executive Deferred Share Scheme or the TI Group Executive Share Option Schemes.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 31 July 2004					Year ended 31 July 2003				
	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m
Continuing operations	2,649.4				2,649.4	2,629.2				2,629.2
Acquisitions	29.0				29.0					
Discontinued businesses		55.0			55.0		426.9			426.9
Turnover	2,678.4	55.0			2,733.4	2,629.2	426.9			3,056.1
Continuing operations	356.6		(35.6)	(30.9)	290.1	371.9		(32.4)		339.5
Acquisitions	3.5		(1.5)		2.0					
Discontinued businesses		2.2	(1.9)		0.3		51.9	(11.7)		40.2
Operating profit	360.1	2.2	(39.0)	(30.9)	292.4	371.9	51.9	(44.1)		379.7
Exceptional items										
– exceptional property profit				12.1	12.1					
– profit on disposal of businesses				7.8	7.8				14.5	14.5
– write-down of goodwill on anticipated future disposal									(137.0)	(137.0)
Profit before interest and tax	360.1	2.2	(39.0)	(11.0)	312.3	371.9	51.9	(44.1)	(122.5)	257.2
Net interest payable	(13.0)	(2.4)			(15.4)	(20.3)	(17.3)			(37.6)
Other finance income/(costs)										
– retirement benefits	3.2				3.2	(2.2)				(2.2)
Profit/(loss) before taxation	350.3	(0.2)	(39.0)	(11.0)	300.1	349.4	34.6	(44.1)	(122.5)	217.4
Taxation	(92.8)		4.4	1.2	(87.2)	(94.3)	(9.4)	3.9	(5.3)	(105.1)
Profit/(loss) after taxation	257.5	(0.2)	(34.6)	(9.8)	212.9	255.1	25.2	(40.2)	(127.8)	112.3
Minority interests						(0.5)	(0.3)			(0.8)
Profit/(loss) for the period	257.5	(0.2)	(34.6)	(9.8)	212.9	254.6	24.9	(40.2)	(127.8)	111.5
Dividends	(151.6)				(151.6)	(145.4)				(145.4)
Retained profit/(loss)	105.9	(0.2)	(34.6)	(9.8)	61.3	109.2	24.9	(40.2)	(127.8)	(33.9)
Earnings/(loss) per share										
Basic	45.9p		(6.2p)	(1.7p)	38.0p	45.6p	4.5p	(7.2p)	(22.9p)	20.0p
Diluted	45.8p		(6.2p)	(1.7p)	37.9p	45.5p	4.5p	(7.2p)	(22.9p)	19.9p

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2004 £m	2003 £m
Profit for the financial year attributable to shareholders	**212.9**	111.5
Exchange (loss)/gain	**(45.0)**	14.7
Taxation recognised on exchange (losses)/gains:		
Current – United Kingdom	**(0.4)**	5.3
Deferred – United States		3.7
FRS17 – Retirement Benefits:		
Actuarial gains/(losses) on retirement benefit schemes – gross	**145.5**	(258.6)
Deferred tax (charge)/credit related thereto	**(39.3)**	73.4
	273.7	(50.0)

There is no material difference between the profit on ordinary activities or retained profit for the year stated above, and their historical cost equivalents.

SUMMARY BALANCE SHEET

	Consolidated		Company	
	31 July 2004 £m	31 July 2003 (restated) £m	31 July 2004 £m	31 July 2003 £m
Fixed assets				
Intangible assets	**728.2**	830.2		
Tangible assets	**423.5**	557.6	**26.1**	64.0
Investments and advances – TI Automotive Limited preference shares	**325.0**	325.0		
– other	**2.3**	2.8	**2,276.3**	2,104.1
	1,479.0	1,715.6	**2,302.4**	2,168.1
Current assets				
Stocks	**423.5**	489.5		62.3
Debtors – amounts falling due within one year	**620.4**	662.6	**15.8**	113.1
– amounts falling due after more than one year	**9.2**	10.8	**3.7**	2.5
Cash at bank and on deposit	**449.2**	82.0	**168.2**	89.9
	1,502.3	1,244.9	**187.7**	267.8
Creditors: amounts falling due within one year	**(1,077.1)**	(912.7)	**(594.5)**	(580.1)
Net current assets/(liabilities)	**425.2**	332.2	**(406.8)**	(312.3)
Total assets less current liabilities	**1,904.2**	2,047.8	**1,895.6**	1,855.8
Creditors: amounts falling due after more than one year	**(499.6)**	(754.4)	**(309.7)**	(558.4)
Provisions for liabilities and charges	**(120.0)**	(116.0)	**(5.5)**	(20.8)
Net assets excluding pension assets/liabilities	**1,284.6**	1,177.4	**1,580.4**	1,276.6
Pension assets	**72.7**	25.3		
Retirement benefit liabilities	**(234.8)**	(333.7)	**(39.9)**	(38.7)
Net assets including pension assets/liabilities	**1,122.5**	869.0	**1,540.5**	1,237.9
Capital and reserves				
Called up share capital	**140.3**	139.8	**140.3**	139.8
Share premium account	**183.0**	170.0	**183.0**	170.0
Revaluation reserve	**1.7**	2.6	**0.5**	0.5
Merger reserve	**234.8**	234.8	**180.5**	180.5
Profit and loss account	**562.7**	310.0	**1,036.2**	747.1
Shareholders' equity	**1,122.5**	857.2	**1,540.5**	1,237.9
Minority equity interests		11.8		
Capital employed	**1,122.5**	869.0	**1,540.5**	1,237.9

The consolidated balance sheet at 31 July 2003 has been restated to reflect the requirements of the Urgent Issues Task Force Abstract 38.

The summary financial statement was approved by the Board of Directors on 22 September 2004 and signed on its behalf by:

KEITH BUTLER-WHEELHOUSE
CHIEF EXECUTIVE

ALAN M THOMSON
FINANCIAL DIRECTOR

SUMMARY CASH-FLOW STATEMENT

	Year ended 31 July 2004 £m	Year ended 31 July 2003 £m
Reconciliation of operating profit to net cash inflow from operating activities		
Operating profit	**292.4**	379.7
Exceptional items	**30.9**	
Operating profit before exceptional items	**323.3**	379.7
Goodwill amortisation	**39.0**	44.1
Depreciation	**72.1**	88.9
Retirement benefits	**(22.9)**	(4.6)
Increase in stocks	**(2.4)**	(1.6)
Increase in debtors	**(78.8)**	(55.8)
Increase in creditors	**52.6**	15.8
Net cash inflow from normal operating activities	**382.9**	466.5
Exceptional restructuring expenditure	**(23.0)**	(22.8)
Net cash inflow from operating activities	**359.9**	443.7

Cash-flow statement		
Net cash inflow from operating activities	**359.9**	443.7
Returns on investments and servicing of finance	**10.5**	(26.1)
Tax paid	**(61.5)**	(60.8)
Capital expenditure (less asset sale proceeds)	**(53.9)**	(86.3)
	255.0	270.5
Acquisitions and disposals	**291.4**	(92.0)
Equity dividends paid	**(145.6)**	(142.5)
Management of liquid resources	**(383.7)**	2.3
Financing	**21.2**	(68.7)
Increase/(decrease) in cash	**38.3**	(30.4)
Reconciliation to net debt		
Net debt at 1 August	**(715.1)**	(725.2)
Increase/(decrease) in cash	**38.3**	(30.4)
Increase/(decrease) in short-term deposits	**383.7**	(2.3)
(Increase)/decrease in other borrowings	**(10.9)**	73.4
Loan note repayments	**2.9**	1.2
Term debt acquired with acquisitions		(13.1)
Exchange gain/(loss)	**28.4**	(18.7)
Net debt at 31 July	**(272.7)**	(715.1)

FINANCIAL CALENDAR

2004

	SEPTEMBER
Preliminary announcement of results for 2003/04	22
	OCTOBER
Ordinary shares final dividend ex-dividend date	20
Ordinary shares final dividend record date	22
	NOVEMBER
Annual General Meeting	16
Ordinary shares final dividend payment date	19

2005

	MARCH
2004/05 interim results announced	16 provisional
Ordinary shares interim dividend ex-dividend date	23 provisional
Ordinary shares interim dividend record date	29 provisional
	APRIL
Ordinary shares interim dividend payment date	27 provisional
	JULY
Smiths Group plc financial year-end	31
	SEPTEMBER
Preliminary announcement of results for 2004/05	22 provisional
	OCTOBER
Ordinary shares final dividend ex-dividend date	19 provisional
Ordinary shares final dividend record date	21 provisional
	NOVEMBER
Annual General Meeting	15 provisional
Ordinary shares final dividend payment date	18 provisional

The market value of an ordinary share of the Company on 31 March 1982 for the purposes of capital gains tax was 91.25p (taking into account the sub-division of 50p shares into 25p shares on 14 January 1985).

This Annual Review does not contain sufficient information to allow for as full an understanding of the results of the Group and the state of affairs of the Company or the Group as is provided in the full Statutory Reports and Accounts for 2004, which may be obtained, free of charge, by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths-group.com) or can be downloaded from the Company's website – www.smiths-group.com

The 2004 Annual General Meeting will be held at the offices of JP Morgan Chase & Co., 60 Victoria Embankment, London EC4Y 0JP on Tuesday 16 November 2004 at 2.30 pm.

REGISTERED OFFICE

Smiths Group plc
765 Finchley Road
London NW11 8DS
Incorporated in England No 137013

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com
www.smiths-group.com

REGISTRAR

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

T 0870 600 3970 (United Kingdom)
T +44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

AUDITORS

PricewaterhouseCoopers LLP

Designed and produced by CGI BrandSense. Printed by royle corporate print. Cover illustrations by Lawrence Templeman.
Cover photograhy by Peter Dazeley. Photographs 1 and 3 on page 7; 1, 2 and 3 on page 10; 2 on page 13 and photograph on page 26 by Arnhel de Serra.







SMITHS GROUP PLC
765 Finchley Road
London
NW11 8DS
United Kingdom

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com

WWW.SMITHS-GROUP.COM